24-10158



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

SKILLSTORM ONLINE LEARNING, INC.

(Exact name of issuer as specified in its charter)

WASHINGTON

(State or other jurisdiction of incorporation or organization)

3518 Fremont Ave. North
Suite 399
Seattle, Washington 98103
(206) 420-1215

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Colin Innes, 3518 Fremont Ave. North, Suite 399
Seattle, Washington 98103
(206) 420-1215

(Name, address, including zip code, and telephone number, including area code, of agent for service)

7999

(Primary Standard Industrial Classification Code Number)

2741

(Secondary Standard Industrial Classification Code Number)

56- 2555375

(I.R.S. Employer Identification Number)

It is the intention of the issuer that this offering statement shall become qualified by operation of the terms of Regulation A.

Part I -- Notification

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

a. the issuer's directors;

Colin Innes, Chairman of the Board
3518 Fremont Ave. North, Suite 399
Seattle, Washington 98103
(206) 420-1215

Greg Heuss, Director
3518 Fremont Ave. North, Suite 399
Seattle, Washington 98103
(206) 420-1215

b. the issuer's officers;

Colin Innes, Chief Executive Officer and President
3518 Fremont Ave. North, Suite 399
Seattle, Washington 98103
(206) 420-1215

Greg Heuss, Chief Operating Officer
3518 Fremont Ave. North, Suite 399
Seattle, Washington 98103
(206) 420-1215

Ted Williams, Chief Financial Officer
3518 Fremont Ave. North, Suite 399
Seattle, Washington 98103
(206) 420-1215

c. issuer's general partner

Not Applicable

d. record owners of 5 percent or more of any class of the issuer's securities:

As of the date of this filing, 1441966 Ontario Inc., a Canadian corporation ("1441966 Ontario"), owns 14,000,000 shares of common stock of the Company (approximately 45.0% of the total issued and outstanding).

As of the date of this filing, Cambridge Partners, LLC owns 3,000,000 shares of common stock of the Company (approximately 9.6% of the total issued and outstanding).

As of the date of this filing, Saratoga Capital Partners, LLC owns 2,738,750 shares of common stock of the Company (approximately 8.8% of the total issued and outstanding).

As of the date of this filing, The Otto Law Group, PLLC owns 2,688,750 shares of common stock of the Company (approximately 8.6% of the total issued and outstanding).

As of the date of this filing, Monty Abbott owns 1,895,000 shares of common stock of the Company (approximately 6.1% of the total issued and outstanding).

As of the date of this filing, Steve Careaga owns 1,688,750 shares of common stock of the Company (approximately 5.4% of the total issued and outstanding).

As of the date of this filing, Otto Capital Holdings, Inc. owns 1,688,750 shares of common stock of the Company (approximately 5.4% of the total issued and outstanding).

As of the date of this filing, Colin Innes owns 1,000,000 shares of Series B preferred stock of the Company (approximately 100.0% of the total issued and outstanding).

e. beneficial owners of 5 percent or more of any class of the issuer's securities:

As of the date of this filing, Colin Innes, Chief Executive Officer and President of the Company owns 6,542,670 shares of common stock of the Company (approximately 21.0% of the total issued and outstanding), through his personal holdings and equity interest in 1441966 Ontario.

As of the date of this filing, Thomas Niendorf owns 6,542,660 shares of common stock of the Company (approximately 21.0% of the total issued and outstanding) through his equity interest in 1441966 Ontario.

As of the date of this filing, Monty Abbott owns 2,895,000 shares of common stock of the Company (approximately 9.3% of the total issued and outstanding).

As of the date of this filing, David M. Otto owns 2,895,000 shares of common stock of the Company (approximately 9.3% of the total issued and outstanding)

As of the date of this filing, Dave Moore owns 2,738,750 shares of common stock of the Company (approximately 8.8% of the total issued and outstanding).

As of the date of this filing, Steve Careaga owns 2,482,500 shares of common stock of the Company (approximately 8.0% of the total issued and outstanding).

As of the date of this filing, John Otto owns 2,688,750 shares of common stock of the Company (approximately 8.8% of the total issued and outstanding).

As of the date of this filing, Colin Innes owns 1,000,000 shares of Series B preferred stock of the Company (approximately 100.0% of the total issued and outstanding).

f. promoters of the issuer:

None

h. counsel to the issuer with respect to the proposed offering:

The Otto Law Group, PLLC
601 Union Street, Suite 4500
Seattle, Washington 98101
Attention: David M. Otto, Esq.

i. each underwriter with respect to the proposed offering.

There is no underwriter. Issuer is selling securities.

j. any underwriter's directors:

Not Applicable

k. the underwriter's officers:

Not Applicable

l. the underwriter's general partners:

Not Applicable

m. counsel to the underwriter:

Not Applicable

ITEM 2. Application of Rule 262

a. State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

No persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

b. If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its two last fiscal years.

Not Applicable. The proposed Offering does not involve the resale of securities by affiliates of the Issuer.

ITEM 4. Jurisdictions in Which Securities are to be Offered.

a. List the jurisdictions in which the securities are to be offered by underwriters, dealers or salespersons.

Not Applicable. Issuer will sell the Securities.

b. List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salespersons and state the method by which such securities are to be offered.

Issuer will market and sell the shares solely to accredited investors known to the directors of the issuer.

ITEM 5. Unregistered Securities Issued or Sold within one year.

a. As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year of the filing of this Form 1-A state:

(1) the name of such issuer;

Skillstorm Online Learning, Inc.

(2) the title and amount of securities issued;

Common stock and debentures, listed below.

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof; (4) the names and identities of the persons to whom the securities were issued.

During the months of November and December 2005, Skillstorm issued the following shares of its common stock:

Name	Identity	Number of Shares	Price per share
Kouresh Kazemi	Friend	10,000	$.85
Scott Makin	Friend	10,000	$.85
Gary Matthews Family Trust	Friend	6,374	$.85
Gary Matthews Family Trust	Friend	50,000	$1.06
John Zutter	Friend	25,000	$1.06
Hilda Fallows	Friend	2,000	$1.06
Bill Williams	Family	4,126	$.85
Chelsey Innes	Family	2,000	$.85
Ted Williams	Officer	1,000	$.85

The Company issued four convertible debenture units for $25,000 each (the "Units") during the first and second quarters in 2006, pursuant to a private placement offering (the "Private Placement Offering"). 2 Units were issued to 2 friends of Colin Innes, both of whom were "Accredited Investors" as defined in Rule 501(a) of Regulation D promulgated under the 1933 Act, as amended (the "Securities Act") or non U.S. persons as defined in Reg. §230.902 (k)(2) of Regulation S. Each Unit has a 12% coupon rate and a warrant to purchase 25,000 shares at $.001 per share and can be converted into common stock of the Company at the higher of (1) $0.10 per share or (2) 75% of the average price at the close of the price over the last 10 trading days. 2 Units were issued to a business associate known to be an Accredited Investor by Colin Innes. Attached as part of Exhibit F are the subscription agreements, the accredited investor documents, and the form of Units sold.

SUBSEQUENT EVENTS

In November 2006, the Company issued a Note for services to Pegasus Advisory Group, Inc. ("Pegasus"). The Note is in the principal amount of $200,000 and bears interest at 2% per annum. The Note matures on October 10, 2008. In the event that the Company files a Form 1-A which is deemed qualified, Pegasus (a "Regulation A Offering"), at its election, may convert the Note on or prior to the Maturity Date, in whole or in part, into the Regulation A Offering on the terms specified therein. In the event of a qualified Regulation A Offering, the Borrower may, at its option, cause Pegasus to convert, in whole or in part, into the Regulation A Offering on the terms specified therein.

On November 13, 2006, the Company's Board of Directors authorized the Company to issue 1,000,000 shares of Series B Preferred Stock (the "Preferred Stock"). The Company's Board of Directors authorized the Company to issue the Preferred Stock to Colin Innes, the Company's Chairman, President and Chief Executive Officer.

On November 14, 2006, the Company issued a fifth Unit pursuant to the Private Placement Offering.[1] Subsequently, the Company also terminated the Private Placement Offering.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Not Applicable

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

The securities were issued or sold solely to accredited investors, as that term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the "Securities Act") or to non-U.S. persons as defined in Reg. §230.902 (k)(2) of Regulation S.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

No. Not Applicable.

ITEM 7. Marketing Arrangements

[1] As of November 16, 2006, none of the Units had been converted into common stock of the Company and no warrants had been exercised.

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above, or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution:

Not Applicable.

(2) To stabilize the market for any of the securities to be offered.

Not Applicable.

(3) For withholding Commissions, or otherwise to hold each underwriter or dealer responsible for the distribution or its participation.

Not Applicable.

(4) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Not Applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

Not Applicable. There are no experts named in the offering statement.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

Not Applicable.


RECEIVED
NOV 2 9 2006
186
SECTION

SKILLSTORM ONLINE LEARNING, INC.

Exact name of Company as set forth in Charter)

Type of securities offered: Shares of Common Stock.

Maximum number of securities offered: 18,000,000 shares

Minimum number of securities offered: No Minimum

Price per security: $ 0.05

Total proceeds: If maximum sold: $900,000

Is a commissioned selling agent selling the securities in this offering?

[ ] Yes [x] No

If yes, what percent is commission of price to public? N/A ___________%

Is there other compensation to selling agent(s)?

[ ] Yes [x] No

Is there a finder's fee or similar payment to any person?

[ ] Yes [x] No

Is there an escrow of proceeds until minimum is obtained?

[x] Yes [] No

Is this offering limited to members of a special group, such as employees of the Company or individuals?

[ ] Yes [x] No

Is transfer of the securities restricted?

Is transfer of the securities restricted?

[ ] Yes [x] No

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[x] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. There is no designated termination date for the Offering, but in no event shall the Offering remain open for more than one year from the date hereof.

This Offering is not contingent on a minimum number of shares to be sold and it is on a first come, first served basis. If subscriptions exceed 18,000,000 Shares, all excess subscriptions will be promptly returned to subscribers (without interest) and without deduction for commissions or expenses.

NO STATE REGISTRATION: THE COMPANY HAS NOT AS YET REGISTERED FOR SALE IN ANY STATE. THE COMPANY CAN UNDERTAKE NO ASSURANCE THAT STATE LAWS ARE NOT VIOLATED THROUGH THE FURTHER SALE OF ITS SECURITIES. THE ISSUER INTENDS TO REGISTER ITS SHARES FOR SALE IN THOSE STATES IN WHICH THERE ARE INDICATIONS OF SUFFICIENT INTEREST. SO FAR, NO SHARES HAVE BEEN OFFERED AND THEREFORE THERE HAVE BEEN NO INDICATIONS OF INTEREST FROM ANY STATE.

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 123 pages.

The Company

Exact corporate name:	SKILLSTORM ONLINE LEARNING, INC. Skillstorm Online Learning, Inc. ("Skillstorm" or the "Company") was originally incorporated in Alberta, Canada ("Skillstorm Canada"). Skillstorm Acquisition Sub, Inc. ("SAS"), incorporated in Washington on December 8, 2005, acquired Skillstorm Canada through a share exchange agreement on December 21, 2005. On January 13, 2006, Cherry Creek Gold Corporation, a Nevada corporation ("Cherry Creek"), entered into an Agreement and Plan of Reorganization to acquire SAS, and changed its name from "Cherry Greek Gold Corporation" to "Skillstorm Online Learning, Inc." The Merger was completed and closed on January 23, 2006. Currently, the Company has one wholly-owned subsidiary, Skillstorm Online Learning, Inc., an Alberta, Canada corporation.
Street address of principal office:	3518 Fremont Avenue, Suite 399 Seattle, Washington 98103
Company Telephone Number:	(206) 420-1215
Fiscal year:	December 31st

Person(s) to contact at Company with respect to offering: Colin Innes
Telephone Number (if different from above): (403) 256-8808 ext. 111

Skillstorm Online Learning Inc. ("Skillstorm" or the "Company"), incorporated in the State of Washington, is a multiple language online training program for soccer players, coaches, leagues, parents and teachers. Its web site is *www.skillstorm.de*. Skillstorm is endorsed and partnered with FC Bayern Munich ("Bayern"), a top member of the German *Bundes League*, and also with Bayern Munich's internationally recognized president, coach and player, Franz Beckenbauer. Skillstorm's on-line website provides youth players and their coaches direct static and video access to proven soccer training programs. Skillstorm believes on-line availability will allow many players and coaches without the funds or regional access to top soccer training programs the ability to recognize, understand and implement proven training techniques with top internationally recognized coaches and teams. These training aids may be purchased or subscribed to via the Company's website.

Skillstorm also develops learning and training software products and database technologies to aggregate and provide access to the sports training content found on their website. The Company's licensed and proprietary content distributed over the internet resides in a database and includes static files, animated files, and also features professionally produced and edited video clips based on the practice drills and strategies developed by its coaches and experts. The learning database, when combined with the website's software and front-end, can deliver streaming video, voice-over, structured practice sessions, standard video controls, camera angle choices, special effects highlights and text content. Skillstorm calls this entire system a "learning engine" and this technology system delivers its training programs via dial-up or high speed connections to personal computers using Windows 95/98, 2000/XP, NT, or Mac operating systems, and will work with all browsers. Skillstorm's technology also allows content to be delivered to iPods, PDA's and cell phones making the user experience truly portable.

Skillstorm's learning engine is independent of the content of its current database and the platform may be adapted to other languages and in the near term, to other sports. The Company plans to produce basketball and baseball training websites using their existing learning engine in the near future.

The Company is a Washington corporation with corporate headquarters at 3518 Fremont Avenue, Suite 399, Seattle, Washington 98103

A maximum of 18,000,000 common shares are being offered to the public at $0.05 per share. There is no minimum.

A maximum of $900,000 will be received from the Offering. The insiders, who will not receive shares in the Offering, will hold approximately 6,552,670 shares plus 1,000,000 shares of Series B Preferred Stock, which is entitled to 250 votes per share on any matter put forth to the shareholders. This means that approximately 87% of the Company will be held by the public, assuming that all shares are sold in the Offering. The Company does not have an underwriter.

Of the shares (the "Shares") of Common Stock, par value $0.001 per share ("Common Stock"), of the Company offered hereby (the "Offering"), all Shares are being offered by the Company and no shares are being offered by stockholders of the Company. The Company will receive all proceeds from the sale of Shares of Common Stock, after expenses. Prior to this Offering, there has been no public market for the Common Stock.

Risk Factors

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this Offering in view of all facts and circumstances or which otherwise make the Offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

Risk factors relating to the Company and its Business:

High Risk Factors

The Securities offered hereby are highly speculative, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment.

Prospective investors should consider very carefully the following risk factors, as well as all of the other information set forth elsewhere in the prospectus.

The following factors, in addition to the other information contained in this Prospectus, should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and in "Business of the Company" as well as those discussed elsewhere in this Prospectus.

Best Efforts: No Assurance That Shares Will Be Purchased; No Minimum Offering; Escrow Account; Need for Additional Capital: This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. Therefore, the Company can give no assurance that all or any of the Shares will be sold. In addition, an escrow account has been established and all subscription funds will be paid to the "Otto Law Group, PLLC/Skillstorm Online Learning, Inc. Escrow Account", 601 Union Street, Suite 4500, Seattle, Washington 98101. Subscriptions are irrevocable.

The Company Plans An Ambitious Development Program That May Require The Net Proceeds From This Offering: If less than all of the Shares offered are sold, the Company may have to delay or modify its marketing plans and proceed on a much slower or smaller scale. There can be no assurance that any delay or modification of the Company's marketing plans would not adversely affect the Company's business, financial condition and results of operations. If additional funds are needed to produce and market its products and services, the Company may be required to seek additional financing. The Company may not be able to obtain such additional financing or, if obtained, such financing may not be on terms favorable to the Company or to the purchasers of the Shares.

The Company Has Not Begun the Expanded Activities Described In This Offering Circular: There is no certainty that the Company will be successful in developing the business of the Company described herein, or that its facilities and employees will be capable of satisfactorily carrying out such business. Prospective investors are being furnished with limited historical financial information about the Company upon which to base an evaluation of its performance and an investment in the Common Stock offered hereby. The Company has limited resources and is dependent upon this Offering to allow it to continue its operations. The proceeds of the Offering, however, and the Company's other resources may not be sufficient for the Company to implement its current business plan, and the Company may have inadequate funds to finance its operations for the twelve months following the Offering and, therefore, may need to seek additional financing. As a new enterprise, it is likely to be subject to risks that management has not anticipated. (See "Use of Proceeds.")

There is the possibility that a very nominal number of shares will be sold in this offering. In that case the Company still intends to proceed with its plans but will obviously have to proceed on a much smaller scale and with a lower likelihood of success. The Company anticipates that it will incur substantial expenses prior, and subsequent to its becoming profitable. The Company expects these initial expenses to result in significant operating losses as the costs of the acquisition of subscribers, web site content and licensing rights of content are expected to be substantial. All content production and technology development costs must be borne by the Company until the Company is able to generate adequate revenues from sales of subscriptions to its web content service, such revenues of which there can be no assurance.

We Have Not Been Profitable to Date, We May Never Be Profitable, and We Anticipate Continued Losses for the Foreseeable Future: To date, we have not been profitable. We cannot assure you that we will ever achieve or sustain profitability. We reported operating losses of $594,381 for the first nine months of 2006 and $509,340 for 2005. We expect to incur operating losses for the foreseeable future. In particular, we expect to continue to invest heavily in research and development and sales and marketing. Even if revenues meet levels we anticipate, or if our costs and expenses exceed our expectations, we could continue to sustain losses, and our business and the price of our common stock may be harmed. See notes accompanying financial statements for information on our history of losses and anticipation of continued losses.

Potential Need for Additional Financing: There can be no assurance that the Company will not require additional funds to support its working capital requirements or for other purposes, in which case the Company may seek to raise such additional funds through public or private equity financing or from other sources. There can be no assurance that such additional financing will be available or that, if available, such financing will be obtained on terms favorable to the Company and would not result in additional dilution to the Company's stockholders.

Following the Offering, the Company may be considered a "non-reporting" issuer whose securities are not listed or subject to regulation under the Securities Exchange Act of 1934, depending on how many securities are sold and to how many investors. The vast majority of broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer. Further limitations upon the development of a trading market are likely by virtue of regulations under Rule 15c2-11 of the 1934 Act which require that before broker-dealers can make a market in the Company's securities and thereafter as they continue making the market, the Company must provide these broker-dealers with current information about the Company. The Company presently has formulated limited specific plans to distribute current information to broker-dealers and will only do so if there appears otherwise to be adequate interest in making a market in the Company's securities. Furthermore, in view of the absence of an underwriter, the relatively small size of the Offering and the duration of the Offering and the nature of the Company as a "non-reporting" issuer, it is possible that a regular trading market will not develop in the near term, if at all, or that if developed it will be sustained. Accordingly, an investment in the Company's Common Stock should be considered highly illiquid.

No State Registration: The Company has not as yet registered for sale in any state. The Company can undertake no assurance that state laws are not violated through the further sale of its securities. The issuer intends to register its shares for sale in those states in which there are indications of sufficient interest. So far, no shares have been offered and therefore there have been no indications of interest from any state.

Potential Third Party Infringement of Our Intellectual Property May Cause Harm to Our Business and Competitive Ability: To protect our rights to our intellectual property, we rely on a combination of trademark and trade secret laws and confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners, and others. In addition, effective trademark, copyright, and trade secret protection may not be available in every country in which we offer or intend to offer our services. We cannot assure you that any steps we take to protect our intellectual property rights will be sufficient or effective. Failure to protect our intellectual property adequately could harm our brand, devalue our proprietary content, and affect our ability to compete effectively. Defending our intellectual property rights could result in the expenditure of significant financial and managerial resources.

Uncertainty of Future Operating Results: The Company does not expect to achieve profitability for the next several quarters, and there can be no assurance that it will be profitable thereafter, or that the Company will sustain any such profitability if achieved.

Many of the Company's Current and Potential Competitors may have Longer Operating Histories and may have Significantly Greater Financial, Distribution, Sales, Marketing and other Resources, as well as Greater Name Recognition and a Larger Distribution Base, than the Company: As a result, they may be able to devote greater resources to the development, promotion, sale and support of their productions than the Company. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, operating results or financial condition.

Dependence on Key Personnel: Colin Innes, Chairman, Chief Executive Officer and President of the Company, could fall victim to some kind of accident which would render him incapable of serving the Company. The Company's success is substantially dependent upon one key person. The loss of the services of Mr. Innes would have a material adverse effect on the Company's business, financial condition or results of operations. The Company does not have an employment contract with and does not hold key-man life insurance and accident insurance policies on Mr. Innes. Even if it did, there is no assurance that Mr. Innes could be replaced by qualified personnel.

Arbitrary Offering Price of the Company's Securities: Prior to this Offering, there has been no public market for the securities of the Company. The initial offering price of the Shares has been determined by arbitrarily, with no consideration being given to the current status of the Company's business, the value of its properties, its financial condition, its present and prospective operations, the general status of the securities market and the market conditions for new offerings of securities. The initial offering price bears no relationship to the assets, net worth, book value, recent sales, price of shares issued to principal shareholders or any other ordinary criteria of value.

No Prior Market for Common Stock: Prior to this offering, there has been no public market for the Company's securities, and there can be no assurance that an active trading market will develop after this Offering or, if developed, that it will be sustained. At least initially, the Company will be too small for its securities to be included on the NASDAQ Small Cap Market. Such securities may be subject to a rule under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that imposes additional stringent sales practice requirements on broker-dealers who sell the Common Stock. Those sales practice requirements, if imposed, would adversely affect the ability of broker-dealers to sell the Common Stock, and consequently would adversely affect the public market for and the trading price of the Common Stock.

Dilution: Purchasers of the common shares offered hereby will incur an immediate substantial dilution, in terms of book value, from the public offering price of approximately $0.05 per share of Common Stock, assuming that all offered shares are sold. If less than the maximum is sold, the dilution will increase to approach a limit of $0.05 per share.

Shares Eligible for Future Sale: The availability for sale of certain shares of Common Stock held by existing shareholders of the Company after this offering could adversely affect the market price of the Common Stock. Of the maximum of 49,093,760 shares of Common Stock to be outstanding following this Offering, 31,093,760 shares were issued to the Company's existing shareholders in private transactions in reliance upon exemptions from registration under the Act and are, therefore, "restricted securities" under the Act, which may not be sold publicly unless the shares are registered under the Act or are sold under Rules 144 or 144A of the Act after expiration of applicable holding periods. Sales of substantial amounts of the Company's currently outstanding Shares could adversely affect prevailing market prices of the Company's securities and the Company's ability to raise additional capital by occurring at a time when it would be advantageous for the Company to sell securities.

Underwriters' Influence on the Market: The Company does not at present have an underwriter and no underwriters have advised the Company that they intend to make a market in the Common Stock after the offering or otherwise to effect transactions in the Common Stock. Market-making activity may terminate at any time. If they participate in the market, underwriters may exert a dominating influence on the market for the Common Stock. The price and liquidity of the common stock may be significantly affected by the degree, if any, of underwriters' participation in such market.

No Dividends: No dividends have been paid on the Common Stock of the Company. The Company does not intend to pay cash dividends on its Common Stock in the foreseeable future, and anticipates that profits, if any, received from operations will be devoted to the Company's future operations. Any decision to pay dividends will depend upon the Company's profitability at the time, cash available therefor and other relevant factors.

Risk of Low-Priced Securities: The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share. The securities may become subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of purchasers in this offering to sell the Common Stock offered hereby in the secondary market.

General Economic and Market Conditions: The Company's operations may in the future experience substantial fluctuations from period to period as a consequence of general economic conditions affecting consumer spending in the United States, Germany, and any other countries in which the significant subscriber bases are developed. Therefore, any economic downturns in general in any country in which these subscribers reside would have a material adverse effect on the Company's business, operating results and financial condition.

Control by Existing Stockholders: Immediately after the closing of this Offering, assuming that the maximum of securities offered hereby are sold, 13% of the outstanding Common Stock will be held by the directors and executive officers of the Company.

We May Not Be Able To Effectively Manage Growth: Our anticipated growth in the twelve months subsequent to the Offering will place significant demands on our management. If we are successful in implementing our growth strategy, we may have difficulty responding to demand for our products and services in a timely manner and in accordance with our customers' expectations. We expect these demands to require the addition of new management, sales, technical and other personnel and the purchase and installation of additional hardware, software and telecommunications systems.

We Cannot be Certain that Our Products Do Not, or Will Not, Infringe Upon Patents, Trademarks, Copyrights or Other Intellectual Property Rights Held By Third Parties: Since we rely on third parties to help us develop, market and support our product and service offerings, we cannot assure you that litigation will not arise from disputes involving those third parties. We may incur substantial expenses in defending against prospective claims, regardless of their merit. Successful claims against us may result in substantial monetary liability, significantly impact our results of operations in one or more quarters or materially disrupt the conduct of our business.

Plan of Distribution

The Company and its directors and officers, Colin Innes, Greg Heuss and Ted Williams, will attempt to place the shares offered herein at a price of $0.05 per share. In that event, no commissions will be paid.

This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. There is no designated termination date for the Offering, but in no event shall the Offering remain open for more than one year from the date hereof.

This Offering is not contingent on a minimum number of shares to be sold and it is on a first come, first served basis. If subscriptions exceed 18,000,000 shares, all excess subscriptions will be promptly returned to subscribers (without interest) and without deduction for commissions or expenses.

The Company has not as yet registered for sale in any state. The Company can undertake no assurance that state laws are not violated through the resale of its securities. The issuer intends to register its shares for sale in those states in which there are indications of sufficient interest, after consulting the blue sky laws of the states in which there is an interest. So far, no shares have been offered and therefore there have been no indications of interest from any state.

The Business of the Company

Skillstorm Online Learning, Inc. ("Skillstorm" or the "Company") was originally incorporated in Alberta, Canada ("Skillstorm Canada"). Skillstorm Acquisition Sub, Inc. ("SAS"), incorporated in Washington on December 8, 2005, acquired Skillstorm Canada through a share exchange agreement on December 21, 2005. On January 13, 2006, Cherry Creek Gold Corporation, a Nevada corporation ("Cherry Creek"), entered into an Agreement and Plan of Reorganization to acquire SAS, and changed its name from "Cherry Greek Gold Corporation" to "Skillstorm Online Learning, Inc." The Merger was completed and closed on January 23, 2006. Currently, the Company has one wholly-owned subsidiary, Skillstorm Online Learning, Inc., an Alberta, Canada corporation.

The Company is a multiple language online training program for soccer players, coaches, leagues, parents and teachers. Its web site is *www.skillstorm.de*. Skillstorm is endorsed and partnered with FC Bayern Munich ("Bayern"), a top member of the German *Bundes League,* and also with Bayern Munich's well known president, coach and player, Franz Beckenbauer. Skillstorm's on-line website provides youth players and coaches direct static and video access to proven soccer training programs. Skillstorm believes on-line availability will allow many players and coaches without the funds or regional access to top soccer training programs the ability to recognize, understand and implement proven training techniques with top internationally recognized coaches and teams. These training aids may be purchased or subscribed to via the Company's website. The current subscription rates are: $25.00 per year which may be transacted on-line using PayPal, Visa, American Express or MasterCard.

Skillstorm also develops learning and training software products and database technologies to aggregate and provide access to the sports training content found on their web site. Their licensed and proprietary content distributed over the internet resides in a database and includes static files, animated files, and also features professionally produced and edited video clips based on the practice drills and strategies developed by its coaches and experts. The learning database when combined with the web-site's software and front end can deliver streaming video, voice-over, structured practice sessions, standard video controls, camera angle choices, special effects highlights and text content. Skillstorm calls this entire system a "learning engine" and this technology system delivers its training programs via dial-up or high speed connections to personal computers with Windows 95/98, 2000/XP, NT, or Mac operating systems and will work with all browsers. Skillstorm's technology also allows content to be delivered to iPods, PDA's and cell phones making the user experience truly portable.

The Skillstorm learning engine is independent of the content of its current database and the platform may be adapted to languages other than English. The Company plans to produce basketball and baseball training websites using their existing learning engine in the future.

Current Business Focus

The initial product is focused on soccer, the world's most popular participation team sport. The basis for Skillstorm's products is the proprietary software-learning engine, developed to be independent of the content and its underlying database. It is therefore adaptable to other sports and languages by organizing new video, audio, animation and text content in the database. Unlike most of its competitors, it will give users access to content 7 days a week, 52 weeks a year. Skillstorm has an agreement with FC Bayern Munich Soccer Club, one of the recognized top quality brands and training schools in the sport of soccer, to produce content aimed at youth development for all age categories. This approach allows users to learn from well recognized, proven players and coaches.

All of Skillstorm's online learning products feature high-quality, interactive video, scripted and edited by recognized sports experts who are associated with world recognized teams and clubs. This approach has provided Skillstorm's products with endorsements from soccer clubs like FC Bayern Munich and former international players and coaches like Franz Beckenbauer, who was President of the 2006 World Cup held in Germany. Skillstorm's online learning platform enables new products to be brought to market quickly, allowing it the opportunity to become a leading innovator in the on-line training market.

Near Term Business Focus

Skillstorm intends to generate global revenue from multiple sources, including sponsored subscriptions, product sales, e-commerce, recurring license royalties, channel partnering, and advertising revenues. Skillstorm has recently formed a strategic alliance with the Calgary Minor Soccer Association ("CMSA") which, when implemented, will provide the opportunity for the 18,000 current members of the CMSA to become subscribers at the discount rate of $18.00 per player annually. Based upon this alliance, Skillstorm may potentially earn over $1.4 million in revenue over the next five years.

Production

Phase I Production and Development

Skillstorm currently offers FC Bayern Munich training for U-11 (under 11 years of age), U-13 and U-15 age groups. Training programs for these age groups are available directly to large associations or may be purchased online through Skillstorm's website. Skillstorm is also in post-production with U-17 and U-19 FC Bayern Munich teams, but will require financing contemplated by this Offering to complete the training programs for these two age groups. These age groups are critical for our success, as they complete the training for the entire requirements for youth development in soccer. The financing required for this post production activity is projected to be $200,000.

To date, Skillstorm has produced and made available on-line the training programs developed by FC Bayern Munich. This set of drills, exercises and programs, has been produced and made into video for on-line viewing each offering 3 different camera angles. When Skillstorm completes the U-19 program, it will have over 1,000 videos to view online.

Phase II Production and Development

Once the initial training programs are established, Skillstorm will begin developing its Phase II back-end infrastructure. This will allow Skillstorm to expand its revenue model in two key areas: the first area is expected to push its training content to portable mediums like PDAs, iPods and cell phones; the second key area allows Skillstorm to regionalize the sponsor capabilities of its web space initially dedicated for regional advertisers, and then for regional teams. The implementation of this phase of development is crucial to the Company's ability to generate larger sales and meet its fiscal requirements and expectations. The Company may not be able to obtain proper financing required to implement their Phase II development.

Phase III Production and Development

Future product development areas Skillstorm intends to enter after completing its Phase I and Phase II Production and Development Strategies include:

- Upon completion of FC Bayern Munich Training programs, Skillstorm will begin Project 2, 'Game Situation Training'. Project 2 has already been shot and is ready for post-production work. It will take approximately 15 months to complete and has the potential to double the Company's online content.
- The original FC Bayern Munich Training Programs will be translated into Japanese, Spanish, Mandarin and French. Each language will take approximately 4 months in post-production in order for it to be released.
- Basketball is the world's second largest participation sport. Applying our product development and business process to this sport will be initiated following future additional financing.
- Skillstorm intends to develop products for other sports, including baseball, rugby and skiing.

Partnership Agreements

Skillstorm has a partnership agreement with FC Bayern Munich in Germany, a professional soccer club. Their brand recognition is global. FC Bayern Munich is one of the world's top professional soccer clubs. The following are some of their accomplishments:

UEFA Champions League Winner: 2001

- European Cup Winners: 1974, 1975, 1976
- European Cup Winner: 1967
- UEFA Cup Winner: 1996
- German League Champions: 1932, 1969, 1972, 1973, 1974, 1980, 1981, 1985, 1986, 1987, 1989, 1990, 1994, 1997, 1999, 2000, 2001, 2003, 2005
- German Cup Winners: 1957, 1966, 1967, 1969, 1971, 1982, 1984, 1986, 1998, 2000, 2003, 2005
- German Super Cup Winners: 1983, 1987 und 1990
- German Liga Cup Winners: 1997, 1998, 1999 und 2000

Bayern Munich established its amateur Junior Squad in 1995. In addition to amateurs, there are eleven funded youth teams in the Junior Squad, managed by 20 professional coaches/instructors. Its entire Juniors Squad trains and plays using a uniform drills and match play system. Every drill, exercise and program has been designed specifically for each age group. Bayern Munich has developed this curriculum to cover the entire time a player spends in a respective age group. The purpose of Junior Squad is to develop professional players with uniform skills and high level competitive playing experience.

This program has produced more professional and national level players than any other soccer academy of its kind in the world.

Industry Overview

Almost all existing training programs are sold on VHS or DVD and limited to one VHS tape or DVD because of price point. There are over 4,000 titles on the market. Many are typically available at the local soccer shop and our also available online. A VHS or DVD cannot contain enough content to deliver a complete and comprehensive training program for even a single age group. Skillstorm solves this problem of cost and content volume by delivering high quality video online. Skillstorm delivers the equivalent of 6 DVD's of content per age group. This is the amount of content necessary to deliver a complete and comprehensive training program for an age group. There is enough content for players and coaches to last the entire time they are in a particular age group. Skillstorm charges $25.00 per age group for its annual subscription and if Skillstorm delivered this content on VHS or DVD, the Company would have to charge $150.00 per age group or $750.00 for all 5 groups. The most recent credible video training program to come out was from the professional soccer club of Ajax over 10 years ago.

Recently, some competitors have improved soccer training by putting up online training using animation. The volume of drills and exercises can be increased with this online medium. However, animation falls short of video. For example, it is extremely difficult with this medium to demonstrate believable biomechanics to players and coaches. At least four sites of competitors offer only cartoon images to learn from. Two sites are product resellers of VHS and DVD. This approach leaves the user with an incomplete experience. Skillstorm takes a similar approach but does it with video while working with FC Bayern Munich's Training Academy.

Competition

The e-learning sports market is shared by many companies and six of them are detailed in the Competitive Analysis Table below. The competitors listed have one or more of the attributes Skillstorm believes it brings to the e-learning sports market. Skillstorm intends to compete with them on price and total content and production values.

The closest competitor in terms of sports products and Web site presentation is Flashdrills.com. Flashdrills.com offers free animated drills online together with 150 video clips that are purchased under a subscription.

Despite its lack of video footage, the closest competitor in terms of content and focus is Soccer Made Easy. Soccer Made Easy offers products for all age groups using adult players to demonstrate drills and techniques.

Soccervideos.com offers a catalogue approach to reselling various soccer videos on CD-ROM and DVD. Skillstorm considers this a previous generation approach to sports e-learning.

Brazilian Soccer was produced for the Japanese market and is merely videotape footage on CD-ROM to allow for easier access to different topics. Neither text nor printing capabilities are available in this product.

Finally, Kisscout Software offers an expensive football product with editing capabilities. Kisscout's product can be used for any other sport and has the ability to create tapes.

Company	**Competitive Product**	**Price Range ($USD)**	**Topics**	**Features Target Market**	**Marketing/ Distribution**	**Comments**
FlashDrills	Associate (Free) Premier	$19.95	Various animated & video clips	Amateur level coaches (inexperienced parents)	Web site	Site is poorly designed
Soccer Made Easy. Inc.	Soccer Made Easy	$49	Soccer	Youth coaches	Soccer clinics & Web site	Animated, no video, wide age group but all videos use adults
Soccer videos	3rd party products	$19.95 - $249	Soccer	Fans, athletes, coaches	Online catalogue	CDs, DVDs are past generation
Micropower Software	Brazilian Soccer	$49.95	Soccer	Coaches & players	Main distributor	Tape video footage; Japanese subtitles. No text or ability to print
Kisscout Software	N/A	$99-$295	Football	Coaches	None	Poor Web site; editing ability: create tapes
Skillstorm	Product Name	$25.00	Soccer	Players, coaches, associations, schools, parents	Website, sponsors, alliances, direct sales	Live video; high-quality content; multiple languages, adaptive learning engine, delivery options

<u>Marketing Strategies</u>

Skillstorm believes its product and marketing plan creates barriers to entry for its current and future competitors, either due to cost, access to expertise, or access to strategic relationships.

Currently, Skillstorm has started its retail marketing on Google, Yahoo and MSN. At present, it is the only way consumers can find Skillstorm's website globally. The search terms are managing through the Company's 'click-through' advertisements. Each search engine company offers advertisers the opportunity to purchase space on the right hand side of every page that will display when a user is looking for information matching the search terms the user has keyed into the search engine. This means Skillstorm ads were present and seen by users seeking information for search terms we are advertising against. According to EZRankings.com, these statistics show considerable volume and is representative of the size of the marketplace.

With the funds received from this Offering, Skillstorm will deploy both push and pull marketing techniques to insure quick market penetration. Pushing the Company products out through various soccer associations, sponsors and professional soccer organizations will produce uptake efficiently and quickly. This will be accomplished primarily through direct sales. Compensation programs for soccer associations have been developed to encourage uptake and provide another value proposition for sales teams. For example, associations who deliver a sponsor will be entitled to a 5% commission on the respective sponsorship amount.

Skillstorm will use several different pull marketing techniques. Every user will be providing Skillstorm with demographic and contact information. Skillstorm will utilize this information for both direct mail and email campaigns to encourage subscription renewals. Internet marketing techniques such as viral marketing and search engine management will be undertaken as part of Skillstorm's Phase I strategy.

North American markets will be reached directly through sales initiatives, search engine management, word-of-mouth, speaking engagements, advertisements in sports specific publications, call center outbound activity, and tradeshow attendance. Lists of regional and national publications have been identified for placing advertisements. Tradeshows have also been identified to reach the coaching market.

Product Strategy

Product Strategy includes the introduction of more sports, products and languages. Now that Skillstorm has developed the sports learning engine utilized to bring the first product to market, the same sports learning engine can be used to bring other products to market quickly and less expensively. Skillstorm has worked on its product development process for the past 8 years. Its three phase approach briefly described above provides for flexibility for new sports and delivery mediums. Skillstorm intends to offer additional sports including basketball, hockey, rugby, skiing, baseball and football. Additionally, Skillstorm's products are developed to port easily into other mediums like cell phones, video game boxes, iPods and PDAs.

Skillstorm will also maintain its commitment to content quality by working with the best in each of the sports. We have already received serious interest from both basketball and rugby.

Strategic Relationship Strategy

Skillstorm believes it will bring soccer consumers together through its business model. It begins with working with the content with high production values from top quality, proven sources available like FC Bayern Munich and having a strategic vision these quality clubs share in order to obtain endorsements from other sport professionals. Skillstorm plans to leverage this creditability with soccer associations, clubs and schools who want access to this caliber of training. Sponsors will be brought in to help lower the cost for these groups so youth players have access to the best at a free or reduced rate.

Skillstorm has established the following endorsements to launch the soccer product:

- FC Bayern Munich, a top 3 recognized club in the world that has sponsors like Adidas and Telekom. Skillstorm has an agreement with FC Bayern Munich providing their endorsement and worldwide distribution rights of their Academy.
- Franz Beckenbauer, a World Cup winner as a player, German National Team Coach and the President of FC Bayern Munich.
- Player endorsements stemming from our FC Bayern Munich agreement are:
    - Owen Hargreaves (FC Bayern Munich)
    - Thomas Hitzlsberger (Aston Villa, VfB Stuttgart)
    - Lars-Eric Johansson (Blackburn Rovers)
    - Markus Feulner (FC Bayern Munich, 1.FC Cologne)
    - Daniel Bierofka (Bayern 04 Leverkusen, VfB Stuttgart)

In order to drive sponsor involvement, Skillstorm will use its best efforts to organize access to the following FC Bayern Munich sponsors. These sponsors see Skillstorm providing a great opportunity to increase global reach of their brand and have offered to facilitate and host meetings with their sponsors below;

- Adidas-Salomon AG
- Deutsche Telekon AG (T-Com)
- Allianz
- Coca-Cola

To make these relationships work well, Skillstorm has organized a compensation model to encourage soccer associations to maintain involvement. Content providers will receive a royalty based on subscription sales estimated at 8% of revenues generated. Associations, clubs and schools who assist Skillstorm in developing sponsors will be paid a negotiated commission on any sponsorship funds raised for their respective users.

The user interface has been developed with the sponsor in mind. The interface exposes the user to their sponsor whenever they are using the product. The following chart outlines the value to a sponsor by the amount of time a user is exposed to the sponsor. With the average training session lasting between 12 and 18 minutes, sponsors enjoy a high level of brand exposure. The following chart demonstrates the level brand exposure.

Athlete Visits				
Frequency	**Sport Catalog**	**Retail Store**	**Practice**	**E-Learning**
Week	--	--	2 to 3	3 to 5
Month	--	--	10 to 12	10 to 25
Year	1	3 to 6	120 to 144	144 to 300

Skillstorm actively targets a number of potential strategic alliances and continues to approach them with the Skillstorm's Business Model. Skillstorm continues to focus on establishing partnerships with highly visible sports experts in order to maintain our high quality product positioning strategy.

Target Market Strategy

Skillstorm will concentrate its efforts on establishing subscription revenue through associations, clubs and schools. This approach will keep user acquisition costs lower than by trying to establish subscription revenue directly with users. Skillstorm has applied this strategy and has developed demand for its product with a local 18,000-player association, high profile professional teams and national associations that have 6.5 million players and local, national and international sponsors.

Skillstorm has already entered into a strategic alliance with Calgary Minor Soccer Association ("CMSA"), which has given the Company an opportunity for Skillstorm to sell to Alberta Soccer Association ("ASA"). ASA has 89,000 players and Skillstorm is currently working to deliver its product to every player in Alberta next season. The Company hopes that this will lead to other associations of similar magnitude to follow suit.

Internet Strategy

Skillstorm has developed and implemented an initial website strategy phase. The initial phase includes integrating the learning engine with the website while insuring the hosting capacity will support user demands. This phase will incorporate a content management tool to allow for dynamic content development. An e-commerce engine is available for non-sponsored users to gain access. Robust online reporting tools will be incorporated for Skillstorm, sponsors and association staff to evaluate users for their respective needs.

Future phases will evolve personalized portal interfaces to allow the user to customize the solutions he or she needs. Adapting portal technology will also open opportunities to work with other companies to deliver solutions through Skillstorm. Demographic information on users will be greatly enhanced as well, making our database of users quite valuable to the sports industry.

Skillstorm has also engaged a company named EZRankings.com, which specializes in search engine management. Located in Irvine, California, EZRankings.com provides search engine optimization services, paid inclusions, pay-per-click management and competitive business analysis. Their process has caused our site to be in the top 3 of all major search engines and it has enabled us to bring more targeted traffic to our site.

Strategic Alliance Partners

Skillstorm has formed an alliance with FC Bayern Munich to provide content and endorsements. Skillstorm is also engaged in strategic alliance discussions with other soccer organizations worldwide that are potentially interested in offering the Company's products to their client base. Skillstorm has had several meetings with Arsenal in London, England about an English product. This is a high growth area for Skillstorm and the Company will be seeking out these kinds of organizations to act as channels for its products. To date no revenues have been derived from these alliances.

Publication Advertising

Skillstorm has researched this medium and has developed a strategy to drive awareness in key markets in support of sales activities. This effort will begin following the completion of product development activities on U-17 and U-19 training products. The first 3 years will concentrate on the United States market since it has the largest population of youth players at 23 million.

Trade Shows

Skillstorm will commence its trade show appearances following completion of post production activities on U-17 and U-19 FC Bayern Munich Training Programs. The Company plans to attend trade show venues quarterly or until attendance produces sales revenue projections. As financing allows, Skillstorm plans to attend 6 trade shows per year and eventually, more as warranted. Skillstorm will concentrate its efforts in the USA for the first 24 months and look to international trade shows once our trade show approach is perfected.

Direct Mail

Skillstorm has a direct mail strategy that scales as revenue grows. Existing customers will receive regular emails to encourage renewal and referral offers. Direct mail pieces will be sent to existing customers with various promotions encouraging renewal too. Skillstorm will engage global brands in joint offers with this medium. FC Bayern Munich will help us with agreements with their key sponsors like Adidas and T-Com. Lists will be purchased to send out promotions too. There are many soccer specific qualified lists we will purchase for direct mail purposes. Some of these lists will be used in direct sales activities as well.

Use of Proceeds

Because there is no minimum to this Offering, the possibility exists that almost no shares will be sold and almost no proceeds will be received by the Company. If that occurs, the Company will continue its development of its business plans but the implementation of these plans will likely be substantially delayed due to a lack of funds.

The allocation of the proceeds shown in the table is based on the Company's present operating plan and its estimates of many factors, including general economic and industry conditions, as well as the Company's future revenues and expenditures. If these factors change or actual circumstances differ from those estimated or expected, the Company may reallocate use portions of the proceeds for other purposes, in its sole discretion.

The net proceeds to us from the sale of 18,000,000 shares, subsequent to deducting estimated Offering expenses payable by our Company, are estimated to be approximately $800,000, assuming the maximum number of shares are sold.

Approximately $155,000 will be used to discharge indebtedness to suppliers and debenture holders. Approximately $40,000 will be used for administration costs. Approximately $155,000 will be used for sales and marketing costs. Approximately $30,000 will be used for development. $40,000 will be used for equipment. Approximately $100,000 will be used to pay for direct expenses relating to this Offering.

The following table sets forth our anticipated use of the proceeds of this Offering.

Skillstorm Online Learning Inc. Use of Initial Proceeds[1]		
Marketing		80,000
Sales		75,000
Equipment		40,000
Product Development		25,000
Web Development		5,000
Regulatory, Insurance and Professional		300,000
Office		40,000
Payables		155,000
Operations		80,000
Total		**$800,000**

Additionally, the Company, if required, may seek additional sources of funds through equipment leasing, equity financing, commercial bank loans and private investors. There can be no assurances that the Company will be eligible for such loans or that private financing will be available to the Company.

Skillstorm anticipates hiring marketing and administrative personnel following the Offering. Payroll taxes will be incurred by the Company and are included in the estimates for payroll above. All salaries, bonuses and reimbursements are subject to the Company's earnings and finances.

NOTE: AFTER REVIEWING THE PORTION OF THE OFFERING ALLOCATED TO THE PAYMENT OF OFFERING EXPENSES, AND TO THE IMMEDIATE PAYMENT TO MANAGEMENT OF ANY FEES, REIMBURSEMENTS, PAST SALARIES, OR SIMILAR PAYMENTS, A POTENTIAL INVESTOR SHOULD CONSIDER WHETHER THE REMAINING PORTION OF HIS INVESTMENT, WHICH WOULD BE THAT PART AVAILABLE FOR FUTURE DEVELOPMENT OF THE COMPANY'S BUSINESS AND OPERATIONS, WOULD BE ADEQUATE.

[1]The Company reserves the right to raise additional funds of up to the limit provided under a Regulation A offering ($5,000,000 per annum). The Company also reserves the right to adjust the 'Use of Proceeds' as it receives additional funds.

If the Company successfully completes the sale of the Shares, it does not anticipate any cash flow or liquidity problems over the next twelve months. Cash needs for administration will be adequately met by the proceeds of this Offering. We are not in default or in breach of any indebtedness or financing arrangement. We have no substantial backlog. Our present small size means that the impact of delays or failure to achieve all the objectives described herein will, in the opinion of our Company's management, have minimal impact upon present Company revenues or profitability. We have no union bargaining agreements; however, we may be confronted with such issues as we develop our workforce.

With the exception of normal operating revenues and assets, no material amounts of funds from sources other than this Offering are to be used in conjunction with the proceeds from this Offering.

The foregoing description represents the Company's best estimate of its allocation of the net proceeds of this Offering based on the Company's current plans and estimates regarding its anticipated expenditures. Actual expenditures to be made in connection with a developing business cannot be predicted with any degree of certainty and may vary substantially from these estimates. Furthermore, the Company may find it necessary or advisable to reallocate the net proceeds within the above-described categories or to use significant portions thereof for other purposes.

Salaries of Officers: The Company's officers, Colin Innes, Greg Heuss and Ted Williams, have received partial salary in 2006 with the difference being treated as payable. The Company plans to pay salaries to the officers and directors from this Offering.

Remuneration of Officers and Directors: Directors are not compensated. Colin Innes is owed approximately $52,700. Ted Williams is owed approximately $56,800. There will be less than $100,000 owing to officers of the Company as of November 30, 2006.

The proceeds from this offering will satisfy the Company's cash requirements for the next twelve (12) months provided that the maximum is received. If less than the maximum is received, the Company may seek additional capital financing. The Company reserves the right to vary the Use of Proceeds according to the actual amount raised and the timing thereof.

Dividend Policy: The Company has never declared or paid any cash dividends on its capital stock and does not expect to do so in the foreseeable future. The Company anticipates that all future earnings, if any, generated from operations will be retained by the Company to develop and expand its business. Any future determination with respect to the payment of dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's operating results, financial condition and capital requirements, the terms of then-existing indebtedness, general business conditions and such other factors as the Board of Directors deems relevant.

Dilution

Purchasers of our Units offered hereby will experience an immediate and substantial dilution in the net tangible book value of their Common shares from the Offering price. The net tangible book value of our Company as of September 30, 2006 was $(139,448) or $(0.004) per Common Share. Net tangible book value per share represents the amount of our tangible net worth divided by the total number of Common shares outstanding as of September 30, 2006. After giving effect to the sale and the application of net proceeds of 18,000,000 Common shares by our Company under this Offering, the pro forma net tangible book value of the Company as of September 30, 2006 would have been $760,552 or $0.015 per share of Common Stock. This represents an immediate increase in net tangible book value of $0.019 per share to existing shareholders and an immediate dilution of $.035 per share to purchasers of shares under our Offering. The following table illustrates the per share dilution:

Public offering price:	$ 0.05
Net tangible book value per Common Share before the Offering:	$ (139,448)
Increase attributable to new investors:	$ 900,000
Pro forma net tangible book value after the Offering:	$ 760,552
Dilution in net tangible book value to Purchasers:	$ 0.035

Consolidated Financial Data Selected Statements of Income (Loss) Data:

The following financial data has been derived from the financial statements of the Company as of September 30, 2006. The financial data should be read in connection with the financial statements of the Company and the related notes thereto.

Inception through September 30, 2006

Revenue $ 26,274
Net Income (loss) $ 1,247,077
Net (Loss) per share $ 0.04

Total Assets: $ 483,445
Total Liabilities $ 622,893
Stockholders Equity $ (139,448)

Employees

Skillstorm currently has seven people working as contractors. Post-financing and during the next 12 months Skillstorm has forecasted to add 17 more positions, with the expected staffing to be as follows:

Type of Employee	Number
Sales	11
Marketing	4
Product Development	3
Web Development	1
Administrative	2
Executive	3

We are not aware of any claims for conversion or theft of trade secrets, know how, or other proprietary information against any of our employees or consultants by past employers. We have not however, taken precautions against such an event occurring and can provide no assurances that such an event could not occur.

Mr. Colin Innes is considered key to the Company's operations and ultimate success. The competition is severe for qualified technical personnel and there can be no assurance that we will be successful in hiring the right individuals, or that our existing staff will not leave for other more favorable positions. We believe we are competitive in our offerings to new employees but our inability to attract new personnel would materially affect our business.

Skillstorm intends to enter into employment agreements with Colin Innes, Greg Heuss and Ted Williams, as well as all other key personnel. Skillstorm will implement a benefits program through Blue Cross. The cost is mainly born by the employee. Skillstorm's contribution will be approximately 12% of staffing costs.

Facilities

Skillstorm has no real estate holdings. Our business and executive offices are located in Seattle, Washington and Calgary, Alberta, Canada. We currently lease our offices in Seattle and Calgary. We have a five year lease with our Calgary office that commenced in March 2006 on 2400 square feet. We are paying $10.90 a square foot plus common area costs. Our Seattle houses our sales, marketing and web development staff. Lease negotiations for the Seattle office will commence post financing.

Skillstorm invests in equipment and software on a regular basis. This investment is for ongoing product and web development. Over the next twelve (12) months, the Company will invest in equipment upgrades, portal technology for Phase II of the website, product development and sales and marketing equipment. The capital requirements of $1.2 million will come from financing activities.

Skillstorm has a video library it filmed at FC Bayern Munich. The cost for production was $455,000. This library is expected to grow in value as more of the players in the footage become professional players and receive additional exposure. Owen Hargreaves is an example. FC Bayern Munich received the largest player transfer offer in the history of soccer from Manchester United for Owen Hargreaves in 2006.

Skillstorm has intellectual property in the form of its web properties and its software application. Skillstorm has developed a technology stack to protect its web properties, content library and software application. Content served up to users can not copied or downloaded based on how our web application serves up content. Every user has to execute a use agreement before they have access to our content. Skillstorm requires every user to login prior to usage. When Skillstorm deals with any resource where disclosure of confidential information is required, the party must execute a confidentiality agreement.

On April 27, 1998 Intersports Acceleration Corp., a predecessor Company, was given rights to film and use FC Bayern Munich AG's youth soccer academy training exercises. This agreement was updated on November 10, 2005 to reflect the use of the internet as a delivery vehicle. This agreement has no end date and has a Royalty amount associated with it. The Royalty is calculated as 50% of net incomes after defined Cost of Sales amounts, including amortization, are deducted.

The Company plans to patent intellectual property that is deemed to be of value to the Company and to copyright all of our software.

Litigation

The Company is not a party to any material legal proceeding.

Management

Colin Innes, Chairman and Chief Executive Officer

Mr. Innes, age 48, is a skilled professional with over 25 years of progressive business development and executive management experience that he has gained in medium to large national and international companies. He is an award winning sales and marketing strategic development leader for both offline and online - Deloitte & Touché Fast 50 and Fast 500 recipient for two consecutive years. He has worked as a Board Member and Regional Manager for Drake International, the Managing Director of a UK high technology print company, President of AlphaGraphics Canada, Assistant Manager of a main branch of National Bank of Canada and in other various technology positions. Utilizing technology and deploying various marketing and sales strategies has resulted in his trademark of substantial sales gains in each of the companies he has been associated with.

Greg Heuss, Director and Chief Operating Officer

Mr. Heuss, age 38, has over 15 years of operational and marketing expertise in both the on and off-line business world. He was instrumental in building his previous company, MarketRange (Perfectmatch.com) where he served as Vice President, from zero revenue and eight employees to $45 million and 35 employees in less than three years - while driving the member acquisition cost down 200% and growing the membership base to over 3M. Prior to MarketRange he was Global Vice President of Marketing for Kiss/udate.com where he was in charge of marketing, business development, customer service and the public relations departments of this publicly traded company. After successfully ramping up both sites, he assisted in merging the two platforms and sold the company to IAC (Match.com) for $150M. Prior to Kiss/Udate he was an integral part of Amazon.com's founding marketing department. As Director of Event Marketing, he built the original special events and direct marketing teams that led to adding millions of users to Amazons customer base. He played a direct role in the launch and promotions across all Amazon business lines including, Books, Music and DVD. Greg began his career in the music and entertainment business where he handled the marketing and promotions for major touring acts such as the Rolling Stones, U2, Garth Brooks and countless others. Mr. Heuss holds a business degree from Washington State University.

Ted Williams, Chief Financial Officer

Mr. Williams, age 48, is a Chartered Accountant and a successful business leader with a broad background of financial and administrative expertise. His experience includes, finance, controllership, financial statement preparation, financial reporting disclosure, budgeting, auditing and accounting systems implementation and utilization. With demonstrated success in providing strong leadership, support and direction to all levels of the organization, he is highly flexible and adaptable. Mr. Williams has excellent communication and interpersonal skills and he is able to generate results in diverse environments involving acquisition and start-up situations and mature complex multi-leveled organizations. Mr. Williams is a strong negotiator and is skillful at influencing others towards positive outcomes.

Board Composition: The Board of Directors is currently comprised of two directors. The directors are Colin Innes and Greg Heuss. At each annual meeting of stockholders, the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the second annual meeting following election.

Each officer is elected by and serves at the discretion of the Board of Directors. Each of the Company's officers and directors devotes substantially full time to the affairs of the Company. There are no other family relationships among any of the directors, officers or key employees of the Company.

Director Compensation: Directors receive no cash remuneration for serving on the Board of Directors but are to be reimbursed for reasonable expenses incurred by them in attending meetings of the Board of Directors and Audit Committee.

At present, there is no pending litigation or proceedings involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

SHARES BENEFICIALLY OWNED BEFORE THE OFFERING BY NAMED EXECUTIVE OFFICERS AND DIRECTORS

Name	Common Stock
Colin Innes Chairman, Chief Executive Officer and President	6,542,670[2]
Greg Heuss Director and Chief Operating Officer	0[3]
Ted Williams Chief Financial Officer	10,000

ALL DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP (3 PERSONS) 6,552,670 shares of common stock.

Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Common Stock subject to options currently exercisable or exercisable within 60 days of September 30, 2006 are deemed outstanding for purposes of computing the percentage ownership of the person holding such option but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Except where indicated, and subject to community property laws where applicable, the persons in the table above have sole voting and investment power with respect to all Common Stock shown as beneficially owned by them.

Common Stock: As of the date of this registration statement, there were 31,093,760 shares of Common Stock outstanding that were held of record by 53 stockholders. There will be a maximum of 49,093,760 shares of Common Stock outstanding after giving effect to the sale of the shares of Common Stock to the public offered hereby.

The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to

[2] Includes shares Mr. Innes beneficially owns through his equity interest in 1441966 Ontario, Inc.
[3] Mr. Heuss will receive 1,000,000 shares of common stock of the Company following the Offering

share ratably in all assets remaining after payment of liabilities, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this Offering will be fully paid and non-assessable.

Preferred Stock: As of the date of this registration statement, there were 1,000,000 shares of Series B Preferred Stock outstanding that were held by Colin Innes with a total of 250,000 voting rights. There will be a maximum of 1,000,000 shares of Series B Preferred Stock outstanding following the Offering.

Transfer Agent and Registrar: The Transfer Agent and Registrar for the Common Stock is National Stock Transfer, Inc., located at 1512 S 1100 East #B Salt Lake City, UT and its telephone number is (801) 485-7978.

Shares Eligible for Future Sale: Upon completion of this Offering, the Company will have approximately 49,093,760 shares of Common Stock outstanding if the maximum is sold. All of the common shares sold in this Offering are freely tradable under an exemption from registration. The remaining 31,093,760 shares of Common Stock are deemed "restricted securities" under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 promulgated under the Securities Act, which rule is summarized below.

In general, under Rule 144, beginning approximately 90 days after the effective date of the Offering Statement of which this Prospectus is a part, a stockholder, including an Affiliate, who has beneficially owned his or her restricted securities (as that term is defined in Rule 144) for at least one year from the later of the date such securities were acquired from the Company or (if applicable) the date they were acquired from an Affiliate, is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 490,938 shares immediately after this Offering) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from the Company, a stockholder who is not an Affiliate of the Company at the time of sale and has not been an Affiliate of the Company for at least three months prior to the sale is entitled to sell the shares immediately without compliance with the foregoing requirements of Rule 144.

Prior to this Offering, there has been no public market for the Common Stock. No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. The Company is unable to estimate the number of shares that may be sold in the public market pursuant to Rule 144, since this will depend on the market price of the Common Stock, the personal circumstances of the sellers and other factors. Nevertheless, sales of significant amounts of the Common Stock of the Company in the public market could adversely affect the market price of the Common Stock and could impair the Company's ability to raise capital through an offering of its equity securities.

Additional Information: The Company intends to furnish to its stockholders annual reports containing audited consolidated financial statements examined by an independent accounting firm and quarterly reports for the first three quarters of each fiscal year containing interim un-audited consolidated financial information.

MANAGEMENT SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on this 16th day of November, 2006.

SKILLSTORM ONLINE LEARNING, INC.



By: ______________________
Colin Innes, Chairman, Chief Executive Officer
and President

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Colin Innes, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Offering Statement, and to sign any registration statement for the same offering covered by this Offering Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS OFFERING STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

SIGNATURE TITLE DATE



By: ______________________
Colin Innes, Chairman, Chief Executive Officer
and President and Director
(Principal Executive Officer), November 16, 2006



By: ______________________________
Greg Heuss, Director and Chief Operating Officer
November 16, 2006



By: ______________________________
Ted Williams, Chief Financial Officer
November 16, 2006

EXHIBIT LIST

A. Amendment and Restated Articles of Incorporation

B. Amended and Restated Bylaws



SEC MAIL
RECEIVED
PROCESSING
WASH., D.C.
NOV 20 2006
186
SECTION

C. Certificate of Designation of Series B Preferred Stock

D. Right to Use and Royalty Agreement with FC Bayern München AG ("Bayern Munich")

E. Financial Statements

-Balance Sheets as of September 30, 2006;
-Statements of Operations for the nine months ended September 30, 2006;
-Statements of Cash Flows for the nine months ended September 30, 2006;
-Statement of Stockholders' Equity from September 30, 1999 through September 30, 2006;
-Balance Sheets as of December 31, 2005, 2004 and 2003;
-Statements of Operations for the years ended December 31, 2005, 2004 and 2003;
-Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003;
-Statement of Stockholders' Equity from September 30, 199 through December 31, 2005
-Notes to Financial Statements

F. Previous Financing Related Documents

-Unit Subscription Agreement
-Investor Questionnaire (for Individuals)
-Investor Questionnaire (for Corporations, Partnerships, Trusts or other entities)
-Form of Convertible Debenture Agreement
-Form of Warrant Agreement

G. Legal Opinion of The Otto Law Group, PLLC regarding Common Stock

EXHIBIT A


SEC MAIL
RECEIVED
PROCESSING
NOV 20 2006
WASH., D.C.
186
SECTION

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
CHERRY CREEK GOLD CORPORATION

ARTICLE I
NAME

The name of this corporation is:

SKILLSTORM ONLINE LEARNING, INC.

ARTICLE II
STOCK

The corporation shall have authority to issue in the aggregate 125,000,000 shares of stock. Such shares shall be divided into two classes as follows:

(a) One hundred million (100,000,000) shares of common stock, par value $0.001 per share.

(b) Twenty-five million (25,000,000) shares of preferred stock, par value $0.001 per share. The shares of said preferred class may be divided into and issued in series, and authority is hereby vested in the Board of Directors, subject to the limitations and procedures prescribed by law, to divide or issue any part or all of such preferred class into any number of series and to fix, determine, or amend the relative rights and preferences for the shares of any series so established that is wholly un-issued.

Within any limits stated in these articles or in the resolution of the Board of Directors establishing a series, the Board of Directors may, after the issue of shares of a series, amend the resolution establishing the series to decrease (but not below the number of shares of such series then outstanding) the number or shares of that series, and the number of shares constituting the decrease shall resume the status which they had before the adoption of the resolution establishing the series.

ARTICLE III
CUMULATIVE VOTING

Shareholders of this corporation shall not have the right to cumulate votes for the election of directors.

ARTICLE IV
PREEMPTIVE RIGHTS

No shareholder of this corporation shall have, as such holder, any preemptive or preferential right or subscription right to any stock of this corporation or to any obligations convertible into stock of this corporation, or to any warrant or option for the purchase thereof, except to the extent provided by written agreement with this corporation.

ARTICLE V
DIRECTORS

(a) The Board of Directors is expressly authorized to make, alter, and repeal the Bylaws of the corporation, subject to the power of the shareholders of the corporation to change or repeal such Bylaws.

(b) To the fullest extent permitted by the Washington Business Corporation Act, as it exists on the date hereof or may hereafter be amended, a director of this corporation shall not be personally liable to the corporation or its shareholders for monetary damages for conduct as a director. Any amendment to or repeal of this Article shall not adversely affect a director of this corporation with respect to any conduct of such director occurring prior to such amendment or repeal.

ARTICLE VI
BYLAWS

The Authority to make bylaws for the corporation is hereby expressly vested in the Board of Directors of this corporation, subject to the power of the majority of the shareholders to change or repeal such bylaws. Any such change in the bylaws must be in agreement by the majority (fifty percent or more) of the shareholders. The Board of Directors shall not make or alter any bylaws fixing their qualifications, classifications, terms of office or extraordinary powers without first securing the approval of the majority (fifty percent or more) of the shareholders. Such Majority approval may be obtained by the Board of Directors without the necessity of a Special or Extraordinary General Meeting of the corporation's shareholders. Such Majority shareholder approval may be obtained by consent of a majority (fifty percent or more) of the shareholders or a polling of the shareholders by telephone or telefax.

ARTICLE VII
SHAREHOLDER VOTING REQUIREMENTS FOR CERTAIN TRANSACTIONS

To be adopted by the shareholders, the following actions must be approved by each voting group of shareholders entitled to vote thereon by a majority of all the votes entitled to be cast by that voting group:

(a) Amendment of the Articles of Incorporation;
(b) A plan of merger or share exchange;
(c) The sale, lease, exchange or other disposition of all or substantially all of the corporation's assets, other than in the usual and regular course of business; or
(d) Dissolution of the corporation.

Executed this 6th day of January 2006



Christopher Turner
Director

EXHIBIT B


SEC MAIL
RECEIVED
NOV 20 2006
WASH. D.C.
186
SECTION

Amended and Restated

Bylaws

of

Skillstorm Online Learning, Inc.

ARTICLE I

OFFICES

1.1 Registered Office and Registered Agent: The registered office of the corporation shall be in the State of Washington and located at such place as may be fixed from time to time by the Board of Directors upon filing of such notices as required by law. The registered agent in the State of Washington shall have a business office identical with such registered office.

1.2 Other Offices: The corporation may have other offices, either within or outside the State of Washington, at such place or places as the Board of Directors may from time to time appoint or the business of the corporation may require, provided, however, that the corporation's books and records shall be maintained at such place within the continental United States as the Board of Directors shall from time to time designate.

ARTICLE II

STOCKHOLDERS

2.1 Place of Stockholders' Meetings: All meetings of the stockholders of the corporation shall be held at such place or places, within or outside the State of Washington as may be fixed by the Board of Directors from time to time or as shall be specified in the respective notices thereof.

2.2 Annual Meetings of Stockholders: An annual meeting of stockholders shall be held each year within five months after the close of the fiscal year of the Corporation.

2.3 Purpose of Annual Meetings: At each annual meeting, the stockholders shall elect the members of the Board of Directors (every two years, or as otherwise appropriate) for the succeeding year. At any such annual meeting any further proper business may be transacted.

2.4 Special Meetings of Stockholders: Special meetings of the stockholders or of any class or series thereof entitled to vote may be called by the Chairman, or his designee, two directors of the Board, and special meetings of the stockholders or any class or series thereof entitled to vote may be called by that percentage of holders the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting in accordance with the Articles of Incorporation, as amended, and RCW 23B.07.020. The Board of Directors may designate any location as the place of any special meetings called.

2.5 Notice of Meetings of Stockholders: Except as otherwise expressly required or permitted by law, not less than ten days (10) nor more than sixty days (60) before the date of every stockholders' meeting the Secretary shall give to each stockholder of record entitled to vote at such meeting, written notice, served personally by mail; private carrier; personal delivery; telegraph; teletype; or telephone, wire or wireless equipment which transmits a facsimile of the notice; stating the place, date and hour of the meeting, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Such notice, if mailed shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder and the address as it appears on the records of the corporation. Any notice to stockholders shall be effective if given by a form of electronic transmission consented to by the stockholder to whom notice is to be given.

2.6 Quorum of Stockholders:

(a) Unless otherwise provided by the Articles of Incorporation or Bylaws, at any meeting of the stockholders, the presence in person or by proxy of stockholders entitled to cast a majority of the votes shall constitute a quorum. The withdrawal of any shareholder after the commencement of a meeting shall have no effect on the existence of a quorum, after a quorum has been established at such meeting.

(b) At any meeting of the stockholders at which a quorum shall be present, a majority of voting stockholders, present in person or by proxy, may adjourn the meeting from time to time without notice other than an announcement at the meeting. In the absence of a quorum, the officer presiding thereat shall have power to adjourn the meeting from time to time until a quorum shall be present. Notice of any adjourned meeting, other than announcement at the meeting, shall not be required to be given except as provided in paragraph 2.6 (d) below and except where expressly required by law.

(c) At any adjourned session at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting originally called but only those stockholders entitled to vote at the meeting as originally noticed shall be entitled to vote at any adjournment or adjournments thereof, unless a new record date is fixed by the Board of Directors.

(d) If an adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

2.7 Chairman and Secretary of Meeting: The Chairman or his designee shall preside at meetings of the stockholders. The Secretary shall act as secretary of the meeting or if he is not present, then the presiding officer may appoint a person to act as secretary of the meeting.

2.8 Voting by Stockholders: Except as may be otherwise provided by the Articles of Incorporation or these Bylaws, at every meeting of the stockholders each stockholder shall be entitled to one vote for each share of voting stock standing in his name on the books of the corporation on the record date for the meeting. Except as otherwise provided by these Bylaws, all elections and questions shall be decided by the vote of a majority in interest of the stockholders present in person or represented by proxy and entitled to vote at the meeting.

2.9 Proxies: Any stockholder entitled to vote at any meeting of stockholders may vote either in person or by proxy. A proxy shall be in writing, subscribed by the stockholder or his duly authorized attorney-in-fact, and must be dated and witnessed. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

2.10 Inspectors: The election of directors and any other vote by ballot at any meeting of the stockholders shall be supervised by at least two inspectors. The presiding officer may appoint such inspectors before or at the meeting; or if one or both inspectors so appointed shall refuse to serve or shall not be present, the officer presiding at the meeting shall make such appointment.

2.11 List of Stockholders: (a) At least ten (10) days before every meeting of stockholders, the Secretary shall prepare and make a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder.

(b) During ordinary business hours, for a period of at least ten (10) days prior to the meeting, such list shall be open to examination by any stockholder for any purpose germane to the meeting, at the principal place of business of the corporation. The list shall be produced and kept at the time and place where the meeting is to be held and may be inspected by any stockholder who is present.

(c) The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by this Section 2.11 or the books of the corporation, or to vote in person or by proxy at any meeting of stockholders.

2.12 Procedure at Stockholders' Meetings: Except as otherwise provided by these Bylaws or any resolutions adopted by the stockholders or Board of Directors, the order of business and all other matters of procedure at every meeting of stockholders shall be determined by the presiding officer.

2.13 Action By Stockholders Without Meeting: Unless otherwise provided by the Articles of Incorporation, any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the majority holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

ARTICLE III

DIRECTORS

3.1 Powers of Directors: The management of all of the affairs, property, and interest of the corporation shall be vested in the Board of Directors, except as otherwise provided by the Washington Business Corporation Act or the Articles of Incorporation. In addition to the powers and authorities expressly conferred upon the Board of Directors by these Bylaws and the Articles of Incorporation, the Board of Directors may exercise all powers of the corporation and do any acts that the shareholders direct to be performed which are not prohibited by law, the Articles of Incorporation, or these Bylaws.

3.2 Number, Method of Election, Terms of Office of Directors: The number of directors which shall constitute the Board of Directors shall be Five (5) unless and until otherwise determined by a vote of a majority of the entire Board of Directors. Each Director shall be elected by the stockholders at each annual stockholders' meeting to hold office until the next annual meeting of the stockholders and until his or her successor is elected and qualified, provided, however, that a director may resign at any time (see Section 3.3 (a)). Directors need not be stockholders or residents of the State of Washington.

3.3 Vacancies on Board of Directors; Removal: (a) Any director may resign his or her office at any time by delivering their resignation in writing or by electronic facsimile transmission to the Chairman of the Board. It will take effect after being considered and accepted by the Board.

(b) All vacancies in the Board of Directors, whether caused by resignation, death, cause or otherwise, may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. A director elected to fill any vacancy shall hold office for the unexpired term of the director's predecessor and until the director's successor is elected and qualified. Any directorship to be filled due to an increase in the number of directors shall be filled, by a vote of the holders of a majority of the shares entitled to vote, for a term of two (2) years. A vacancy that will occur at a specific later date may be filled before the vacancy occurs, but the new director may not take office until the vacancy occurs.

(c) Any director may be removed with cause at any time by the majority vote of the stockholders given at a special meeting of the stockholders called for that purpose. (1) Removal with "Cause" (as hereinafter defined) upon written notice, served personally by mail; private carrier; personal delivery or wireless equipment which transmits a facsimile written or electronically a notice to a Director. In the event the Board of Directors determines that it has reason to remove a Director for Cause, the Board of Directors of the Company shall provide director with written notice specifying the basis underlying its determination. In the event such event of Cause may be capable of being cured, a Director shall have one hundred eighty (180) days from the date of the written notice to cure any deficiencies in the Director's performance specified in the notice provided by the Board of Directors. In the event the Director fails to cure such deficiency, Director shall accrue no additional rights or benefits pursuant to the terms of this Agreement from the one hundred eightieth (180th) day after the termination. For purposes of these Bylaws, removal for "Cause" shall be defined as removal because of: (i) his or her conviction of a felony involving a gross moral turpitude " a base, depraved or vile act" (ii) gross and willful misconduct by Director (in) a finding of gross dishonesty of the Director by the Board of Directors of the Company, as the case may be, (iii) willful malfeasance or gross negligence, or failure to act involving material non-feasance, (iv) insubordination or willful failure to perform assigned duties.

3.4 <u>Meetings of the Board of Directors:</u> (a) The Board of Directors may hold their meetings, both regular and special, either within or outside the State of Washington.

(b) Regular meetings of the Board of Directors may be held at such time and place as shall from time to time be determined by resolution of the Board of Directors. No notice of such regular meetings shall be required. If the date designated for any regular meeting be a legal holiday, then the meeting shall be held as soon as possible thereafter providing it is not a legal holiday.

(c) The first meeting of each newly elected Board of Directors shall be held immediately following the annual meeting of the stockholders for the election of officers and the transaction of such other business as may come before it. If such meeting is held at the place of the stockholders' meeting, no notice thereof shall be required.

(d) Special meetings of the Board of Directors shall be held whenever called by direction of the Chairman of the Board, or at the written request of any two (2) directors.

(e) The Secretary shall give notice to each director of any special meeting of the Board of Directors by emailing, mailing, faxing or delivering the same at least forty-eight (48) hours before the meeting.

Unless required by law, such notice need not include a statement of the business to be transacted at, or the purpose of, any such meeting. Any and all business may be transacted at any meeting of the Board of Directors. No notice of any adjourned meeting need be
given. No notice to or waiver by any director shall be required with respect to any meeting at which the director is present.

3.5 Quorum and Action: Unless provided otherwise by law or by the Articles of Incorporation or these Bylaws, a majority of the Directors shall constitute a quorum for the transaction of business; but if there shall be less than a quorum at any meeting of the Board, a majority of those present may adjourn the meeting from time to time. The vote of a majority of the Directors present at any meeting at which a quorum is present shall be necessary to constitute the act of the Board of Directors.

3.6 Chairman and Secretary of the Meeting: The Chairman of the Board or his designee shall preside at meetings of the Board. The Secretary shall act as secretary of the meeting, but in his absence the presiding officer may appoint a secretary of the meeting.

3.7 Action by Directors Without Meeting: Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if the action is taken by a majority of all members of the Board of Directors or committee, as the case may be. The action must be evidenced by one or more written consents setting forth the action taken, signed by a majority of the directors, or by a majority of the members of the committee, as the case may be, either before or after the action taken, and delivered to the Corporation for inclusion in the minutes or filing with the Corporation's records.

3.8 Action by Telephonic Conference: Members of the Board of Directors, or any committee designated by such board, may participate in a meeting of such board or committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in such a meeting shall constitute presence in person at such meeting.

3.9 Committees: The Board of Directors shall, by resolution or resolutions passed by a majority of Directors designate one or more committees, each of such committees to consist of one or more Directors of the Corporation, for such purposes as the Board shall determine. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee.

3.10 **Compensation of Directors:** All Directors shall receive compensation for their service on the Board of Directors or any committees thereof, whether in the form of, Directors fees or a fixed fee for attendance at meetings, or both, with expenses, if any, as the Board of Directors may from time to time determine. Nothing herein contained shall be construed to preclude any Director from serving the corporation or a subsidiary of the corporation in any other capacity and receiving compensation for such service.

ARTICLE IV

OFFICERS

4.1 (a) The Board of Directors may elect or appoint at any time, and from time to time, additional officers or agents with such duties as it may deem necessary or desirable. Such additional officers shall serve at the pleasure of the Board or otherwise the Board shall specify as at the time of such election or appointment. The same person may hold two or more offices.

(b) All checks or demands for money and notes of the corporation shall be signed by such Officer or Officers or such other person or persons as the Board of Directors may from time to time designate.

(c) The compensation and any contracts related to compensation of all officers of the corporation shall be established solely by the Board of Directors.

4.2 **Removal of Elected Officers:** Any elected officer may be removed at anytime, with cause, by resolution adopted at any regular or special meeting of the Board of Directors by a majority of the Directors then in office. (1) Removal with "Cause" (as hereinafter defined) upon written notice, served personally by mail; private carrier; personal delivery or wireless equipment which transmits a facsimile written or electronically a notice to a Director. In the event the Board of Directors determines that it has reason to remove a Director for Cause, the Board of Directors of the Company shall provide director with written notice specifying the basis underlying its determination. In the event such event of Cause may be capable of being cured, a Director shall have one hundred eighty (180) days from the date of the written notice to cure any deficiencies in the Director's performance specified in the notice provided by the Board of Directors. In the event the Director fails to cure such deficiency, Director shall accrue no additional rights or benefits pursuant to the terms of this Agreement from the one hundred eightieth (180th) day after the termination. For purposes of these Bylaws, removal for "Cause" shall be defined as removal because of: (i) his or her conviction of a felony involving a gross moral turpitude " a base, depraved or vile act" (ii) gross and willful misconduct by Director (in) a finding of gross dishonesty of the Director by the Board of Directors of the

Company, as the case may be, (iii) willful malfeasance or gross negligence, or failure to act involving material non-feasance, (iv) insubordination or willful failure to perform assigned duties.

ARTICLE V

CAPITAL STOCK

5.1 <u>Consideration for Shares:</u> Consideration for shares may consist of cash, promissory notes, services performed, contracts for services to be performed, or any other tangible or intangible property. If shares are issued for other than cash, the Board of Directors shall determine the value of the consideration.

5.2 <u>Issuance, Form and Execution of Certificates</u>: Each certificate representing shares may state upon the face of the certificate the par value of each share or may state that the shares are without par value.

No shares of the corporation shall be issued unless authorized by the Board of Directors. Such authorization shall include the maximum number of shares to be issued and the consideration to be received for each share. Certificates for shares of the corporation shall be in a form consistent with the provisions of the Washington Business Corporation Act and shall state: (a) the name of the issuing corporation and that the corporation is organized under the laws of this state; (b) the name of the person designee or entity to whom issued; (c) the number and class of shares and the designation of the series, if any, which the certificate represents; and (d) if the corporation is authorized to issue shares of more than one class, that upon request and without charge, the corporation will furnish any shareholder with a full statement of the designations, preferences, limitations and relative rights of the shares of each class or series, and the authority of the Board of Directors to determine variations for future series.

Certificates of stock shall be issued in numerical order. Each certificate issued shall be signed by the Chairman and President, or President and Secretary, and may be sealed with the seal of the corporation or a facsimile of the seal of the corporation. The signatures of such officers may be facsimiles if a transfer agent countersigns the certificate, or registered by a registrar, other than the corporation it or an employee of the corporation. If the officer that signed, either manually or in facsimile, a share certificate does not hold office when the certificate is issued, the certificate is nevertheless valid.

5.3. <u>Fractional Shares or Scrip</u>: The corporation may, but shall not be obliged to, issue a certificate for a fractional share, which shall entitle the holder to exercise voting rights, to receive dividends, and to participate in any of the assets of the corporation in the event of liquidation. In lieu of fractional shares, the Board of Directors may: (a) dispose of a fractional interest by paying in cash the fair value of the fractional interest as of the time when those entitled to receive such shares are determined, or (b) issue scrip in registered or bearer form which shall entitle the holder to receive a certificate for a full share upon the surrender of scrip aggregating a full share.

5. 1 Transfers: Transfers of stock shall be made only upon the stock transfer books of the corporation, kept at the registered office of the corporation or at its principal place of business, or at the office of its transfer agent or registrar. Shares may be transferred by delivery of the certificate, accompanied either by an assignment in writing on the back of the certificate, or by a written power of attorney to sell, assign and transfer the same, signed by the record holder of the certificate. Before a new certificate is issued, the old certificate shall be surrendered for cancellation. Restrictions on the transfer of shares that the Board of Directors may from time to time adopt are valid and enforceable to the extent permitted by Washington law. The Board of Directors may, by resolution, open a share register in any state of the United States, and may employ an agent or agents to keep such register and record transfers of shares.

5.5 Record Ownership: A record of the name and address of the holder of such certificate, the number of shares represented thereby and the date of issue thereof shall be made on the corporation's books. The corporation shall be entitled to treat the holder of any share of stock as the holder in fact thereof, and accordingly shall not be bound to recognize any equitable or other claim to or interest in any share on the part of any other person, whether or not it shall have express or other notice thereof, except as required by law

5.6 Mutilated, Lost or Destroyed Certificates. If any stock certificate is mutilated, lost or destroyed, it may be replaced upon proof of such mutilation, loss, or destruction. The Board of Directors may require the shareholder to provide a satisfactory bond or indemnity to the corporation in such sum as determined by the Board of Directors or may impose other conditions or establish other procedures, as it deems necessary.

5.7 Transfer Agent; Registrar; Rules Respecting Certificates: The Corporation may maintain one or more transfer offices or agencies where stock of the corporation shall be transferable. The corporation may also maintain one or more registry offices where such stock shall be registered. The Board of Directors may make such rules and regulations, as it may deem expedient concerning the issue, transfer and registration of stock certificates.

5.8 Fixing Record Date for Determination of Stockholders of Record: The Board of Directors may fix, in advance, a date as the record date for the purpose of determining stockholders entitled to notice of, or to vote at, any meeting of the stockholders or any adjournment thereof, or the stockholders entitled to receive payment of any dividend or other distribution or the allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or to express consent to corporate action in writing without a meeting, or in order to make a determination of the stockholders for the purpose of any other lawful action. Such record date in any case shall be not more than sixty (60) days nor less than ten (10) days before the date of a meeting of the stockholders, nor more than sixty days prior to any other action requiring such determination of the stockholders. A determination of stockholders of record entitled to notice or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

5.9 **Dividends:** Subject to the provisions of the Certificate of Incorporation, the Board of Directors may, out of funds legally available therefor at any regular or special meeting, declare dividends upon the capital stock of the corporation as and when they deem expedient. Before declaring any dividend there may be set apart out of any funds of the corporation available for dividends, such sum or sums as the Board of Directors from time to time in their discretion deem proper for working capital or as a reserve fund to meet contingencies or for equalizing dividends or for such other purposes as the Board of Directors shall deem conducive to the interests of the corporation.

5.10 Closing Stock Transfer Books and Fixing Record Date: For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of shareholders for the payment of any distribution, the allotment of rights, the conversion or exchange of any securities by their terms or any other proper purpose, the Board of Directors may provide that the stock transfer books shall be closed for a stated period not to exceed sixty (60) days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least ten (10) days immediately preceding such meeting.

In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, the date in any case to be not more than seventy (70) days and, in case of a meeting of shareholders, not less than ten (10) (or in the case of a merger, dissolution, amendment of the Articles of Incorporation, or sale of assets, twenty (20) days prior to the date on which the particular action requiring the determination of shareholders is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, the date on which notice of the meeting is mailed shall be the record date for such determination of shareholders. If the stock transfer books are not closed and no record date is fixed for determination of shareholders entitled to a distribution, the date on which the Board adopted the resolution declaring the dividend shall be the record date. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, that determination should be the record date unless Washington law requires fixing a new record date.

ARTICLE VI

SECURITIES HELD BY THE CORPORATION

6.1 Voting: Unless the Board of Directors shall otherwise order or appoint a designee, the Chairman or his designee shall have full power and authority, on behalf of the corporation, to attend, act and vote at any meeting of the stockholders of any corporation in which the corporation may hold stock, and at such meeting to exercise any or all rights and powers incident to the ownership of such stock, and to execute on behalf of the corporation a proxy or proxies empowering another or others to act as aforesaid. The Board of Directors from time to time may confer like powers upon any other person or persons.

6.2 General Authorization to Transfer Securities Held by the Corporation: (a) Unless the Board of Directors shall otherwise order or appoint a designee, the Chairman by direction of the Board of Directors, shall be, and they hereby are, authorized and empowered to transfer, convert, endorse, sell, assign, set over and deliver any and all shares of stock, bonds, debentures, notes, subscription warrants, stock purchase warrants, evidence of indebtedness, or other securities now or hereafter standing in the name of or owned by the corporation, and to make, execute and deliver, under the seal of the corporation, any and all written instruments of assignment and transfer necessary or proper to effectuate the authority hereby conferred.

(b) Whenever there shall be annexed to any instrument of assignment and transfer executed pursuant to and in accordance with the foregoing paragraph (a), a certificate of the Secretary of the corporation in office at the date of such certificate setting forth the provisions of this Section 6.2 and stating that they are in full force and effect and setting forth the names of persons who are then officers of the corporation, then all persons to whom such instrument and annexed certificate shall thereafter come, shall be entitled, without further inquiry or investigation and regardless of the date of such certificate, to assume and to act in reliance upon the assumption that the shares of stock or other securities named in such instrument were theretofore duly and properly transferred, endorsed, sold, assigned, set over and delivered by the corporation, and that with respect to such securities the authority of these provisions of the Bylaws and of such officers is still in full force and effect.

ARTICLE VII

MISCELLANEOUS

7.1 Signatories: All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation shall be signed by a designee appointed by the Board of Directors from time to time.

7.2 Seal: The seal of the corporation shall be in such form and shall have such content, as the Board of Directors shall from time to time determine.

7.3 Notice and Waiver of Notice: Whenever any notice of the time, place or purpose of any meeting of the stockholders, directors or a committee is required to be given under the law of the State of Washington, the Articles of Incorporation or these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to such notice, or a waiver by electronic facsimile transmission by the person entitled to notice whether before or after the holding thereof, or actual attendance at the meeting in person or, in the case of any stockholder, by his attorney-in-fact, shall be deemed equivalent to the giving of such notice to such persons.

7.4 **Fiscal Year:** The fiscal year of the corporation shall be set by resolution of the Board of Directors. The Fiscal year of the corporation shall begin on September 1st and end on August 31st the following year.

ARTICLE VIII

INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES, AND AGENTS

8.1 **Definitions:**

(a) "Director" means any person who is or was a director of the corporation and any person that, while a director of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan;

(b) "Expenses" means costs and attorneys' fees;

(c) "Official capacity" means: (i) when used with respect to a director, the office of director in the corporation, and (ii) when used with respect to a person other than a director as contemplated in Section 8.9 of this Article, the elective or appointive office in the corporation held by the officer or the employment or agency relationship undertaken by the employee or agent on behalf of the corporation; but shall not include service for any other foreign or domestic corporation or any partnership, joint venture, trust, other enterprise or employee benefit plan; Or for the purposes of this Article references to the corporation include all constituent corporations that result in consolidations, joint ventures, mergers, change of control, or like events or other enterprises that evolve from the corporation shall stand in the same position under the provisions of this Section with respect to the resulting or surviving corporation as he or she would have if they had served the resulting or surviving corporation in the same capacity.

(d) "Party" means a person who was, is, or is threatened to be, made a named defendant or respondent in a proceeding or who is otherwise involved in a proceeding (including, without limitation, a witness); and

(e) "Proceeding" means any threatened, pending, or completed action, suit, or proceeding whether civil, criminal, administrative, or investigative and whether formal or informal.

8.2 Director Indemnities; Proceeding Not by or in Right of Corporation:

The corporation may indemnify any director made a party to any proceeding, other than a proceeding by or in the right of the corporation, against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the director in connection with such proceeding if:

(a) The director conducted himself or herself in good faith, and: (i) if the conduct involved his or her own official capacity with the corporation, that he or she reasonably believed his or her conduct to be in the corporation's best interests, or (ii) in all other circumstances, that he or she reasonably believed that his or her conduct was not opposed to the corporation's best interests; and

(b) In a criminal proceeding, the director had no reasonable cause to believe his or her conduct was unlawful.

The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not be determinative of itself that the director did not meet the requisite standard of conduct set forth in this Section.

8.3 Director Indemnities; Proceeding by or in Right of Corporation: The corporation may indemnify any director made a party to any proceeding by or in the right of the corporation against all expenses actually incurred by the director in connection with such proceeding if the director conducted himself or herself in good faith; and

(a) If the conduct was in the director's official capacity with the corporation and the director reasonably believed that his or her conduct was in the corporation's best interests; or

(b) If the director reasonably believed that his or her conduct was not in opposition to the corporation's best interests; provided that, no indemnification shall be made pursuant to this Section if such person is adjudged liable to the corporation.

8.4 No Indemnity When Director Receives Benefit: A Director shall not be indemnified under Section 8.2 or 8.3 of this Article in any proceeding, whether or not the director acted in his or her official capacity, if the director was adjudged liable because the director personally received a benefit in money, property, or services to which the director was not legally entitled, except that the action which could cause the proceeding against the Director was disclosed to and accepted by majority vote by the Board of Directors and publicly disclosed to the shareholders prior to any official proceeding was undertaken against the Director seeking indemnification.

8.5 Director Indemnity by Corporation or Court Order: Unless otherwise limited by the Articles of Incorporation:

(a) A director who is subject to Section 8.4 and has been wholly successful, on the merits or otherwise, in the defense of any proceeding referred to in Section 8.2 or 8.3 of this Article shall be indemnified for all residual expenses incurred by the director in connection with the proceeding; expenses incurred by the indemnified party in defending a civil or criminal action, suit or proceeding shall be paid by the corporation during and in advance of the final disposition of such action as authorized by the Board of Directors in the specific case upon receipt of an undertaking by or in behalf of any party defined in Article VIII Section 8.1, "Director"; or

(b) The Indemnification provided by this section shall not be deemed exclusive of any other rights which the Indemnified party may be entitled to under any statue, by law, contract or agreement, Board of Directors or shareholders vote both as to action in his or her official capacity and as to action in another capacity while holding such office and shall, continue as to a person who has ceased to be acting as defined in Article VII, Section 8.1 "Director" and shall inure to the benefit of the heirs, executors and administrators of such a person and his or her entities; or

(c) A court of appropriate jurisdiction, which may be the same court in which the proceeding involving the director's liability took place, upon application of the director and such notice as the court shall require, shall have authority to order indemnification of the director in the following circumstances:

(i) If the court determines that the director is entitled to indemnification under Paragraph (a) of this Section, the court shall order such indemnification, which shall include all expenses incurred in obtaining such indemnification; or

(ii) If the court determines that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director met the standards of conduct set forth in Section 8.2, 8.3 or 8.4 of this Article or was adjudged liable under Section 8.4 of this Article, the court may order such indemnification as the court shall deem proper, except that such indemnification shall be limited to expenses for any proceeding referred to in Section 8.3 of this Article and any proceeding referred to in Section 8.4 in which the director was adjudged liable of this Article.

8.6 <u>Determination of Propriety of Director Indemnification</u>:

The corporation shall not indemnify the director pursuant to Section 8.2 or 8.3 of this Article unless it has been determined that indemnification of the director is permissible in the circumstances because the director has met the standard of conduct set forth in the applicable Section. Such determination shall be made:

(a) By the Board of Directors by a majority vote of a quorum consisting of directors that are not parties to such proceeding; or

(b) If such a quorum cannot be obtained, then by a majority vote of a committee to the Board of Directors, duly designated to act in the matter by a majority vote of the full Board of Directors (in which designation directors who are parties may participate), consisting solely of two or more directors that are not parties to such proceeding; or

(c) By written opinion by legal counsel selected by the Board of Directors or a committee to the Board of Directors by vote as set forth in Paragraph (a) or (b) of this Section, or if the requisite quorum of the full Board of Directors cannot be obtained and such committee cannot be established, then by a majority vote of the full Board of Directors (in which selection directors who are parties may participate), provided that, an attorney, or a firm having associated with it an attorney, retained by or that has performed services within the past two (2) years for the corporation or any party to be indemnified may not serve as such legal counsel; or

After determining that indemnification of the director is permissible, the Board of Directors, or the committee to the Board of Directors, may authorize the indemnification of the director and may determine the reasonableness of the expenses incurred by the director in the manner described in Paragraphs (a) and (b). If determination is not authorized by Section 8.6 (a) or (b) that indemnification of the Director is permissible under paragraph (c), upon the written opinion by legal counsel. The authorization of indemnification and the determination of the reasonableness of the expenses incurred by the Director shall be made, as well, in the manner specified in paragraph (c) of this Section for the selection of such counsel. If the determination that indemnification of the director is permissible under (a) and (b) or was made by legal counsel as described in Paragraph (c), then the authorization of indemnification and the determination of the reasonableness of the expenses incurred by the director shall be made in the manner specified in Paragraph (c) of this Section for the selection of such counsel. Shares held directly by Directors with the absolute power to vote those shares who are parties to the proceeding shall not be voted on the subject matter under this Section.

8.7 Payment of Expenses Before Final Disposition of Proceeding: All expenses incurred by a director who is a party to a proceeding must be paid or reimbursed by the corporation during and in advance of the final disposition of such proceeding on the following conditions:

(a) Upon receipt by the corporation of a written promise by or on behalf of the director to repay such amount if it is ultimately determined that the director has not met the standard of conduct necessary for indemnification by the corporation as authorized by this Article; and

(b) Either:

(i) Upon a determination as described in Section 6 of this Article that the information then known (i.e., without undertaking further investigation) to those making the determination does not establish that indemnification would not be permissible under Section 2 3AND 8.4 of this Article; or

(ii) Upon receipt by the corporation of a written affirmation by the director of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation as authorized in this Article.

The agreement required by Paragraph (a) of this Section shall be an unlimited general obligation of the director but need not be secured and may be accepted without reference to financial ability to make the repayment. Payments under this Section may be authorized in the manner specified in Section 8.6 of this Article.

8.8 **<u>Additional Indemnification:</u>** The corporation shall have the power to make or agree to any further indemnity, including the advance of expenses, to any director (as defined in Section 8.1) that is authorized by the Articles of Incorporation, any Bylaw adopted or ratified by the shareholders, or any resolution adopted or ratified, before or after the event, by the shareholders, provided that no such indemnity shall indemnify any director for acts of comission of such director finally adjudged to be intentional misconduct or a knowing violation of law, or for conduct of such director finally adjudged to be in violation of RCW 23B.08.310 (or any successor statute), or for any transaction with respect to which it was finally adjudged that such director personally received benefit in money, property, or services to which the director was not legally entitled. Unless the Articles of Incorporation, a Bylaw, or a resolution provide otherwise, any determination as to any further indemnity shall be made in accordance with Sections 8.4, 8.5 and 8.6 of this Article. Each such indemnity may continue as to a person who has ceased to be a director and may inure to the benefit of the heirs, executors, and administrators of such a person.

8.9 **<u>Indemnification of Non-Directors</u>:** Unless otherwise limited by the Articles of Incorporation the corporation will also indemnify an officer, employee, or agent as defined in Section 8.1 (a) that is not a director to such extent, consistent with law, as provided by the Articles of Incorporation, the Bylaws, a general or specific resolution of the Board of Directors, or a contract.

8.10 **<u>Liability Insurance:</u>** The corporation may purchase and maintain insurance on behalf of any person who is, or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as an officer, employee or agent of another corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan against any liability asserted against the person and incurred by the person in any such capacity or arising out of the person's status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of this Article.

8.11 **<u>Notice to Shareholders of Indemnification</u>:** The shareholders shall be notified of the indemnification of any person in accordance with this Article, including any payment or reimbursement of expenses, by a written report sent prior to the notice of the next annual shareholders' meeting or sent with such notice. The written report shall contain a brief description of the proceedings involving the person indemnified and the nature and extent of such indemnification.

ARTICLE IX

AMENDMENTS OF THE BYLAWS

9.1 By the Board of Directors. If the Articles of Incorporation shall so provide, the Board of Directors shall have power to make, alter, amend and repeal the Bylaws of the corporation. However, any such Bylaws, or any alteration, amendment or repeal of the Bylaws, may be changed or repealed by a vote of the holders of a majority of the shares entitled to vote at any shareholders' meeting.

9.2 Emergency Bylaws. The Board of Directors may adopt emergency Bylaws, subject to repeal or change by action of the shareholders, which shall be operative during any emergency in the conduct of the business of the corporation resulting from some catastrophic event, an attack, a terrorist attack, any nuclear, atomic, or natural disaster and including all acts of God.

ADOPTED by resolution of the corporation's Board of Directors on the ____ day of ___________, 20___.

____

___________, Secretary

EXHIBIT C


SEC MAIL
RECEIVED
PROCESSING
NOV 2 0 2006
WASH., D.C.
186
SECTION

CERTIFICATE OF DESIGNATION OF

SERIES B PREFERRED STOCK

OF

SKILLSTORM ONLINE LEARNING, INC.

Skillstorm Online Learning, Inc., a corporation organized and existing under the laws of the state of Washington (the "Company"), hereby certifies that, pursuant to (i) the authority conferred upon the Board of Directors by the Amended and Restated Articles of Incorporation of the Company, (ii) the provisions of Section RCW 23B.06.020 and RCW 23B.06.210 of the Revised Code of Washington, and (iii) the resolutions adopted by the Board of Directors of the Company by unanimous written consent dated November 13, 2006, the Board of Directors duly adopted resolutions providing for the adoption of the Certificate of Designation of Series B Preferred Stock of the Company, and creating the number of votes to which each share of Series B Preferred Stock is entitled, which resolutions are as follows:

RESOLVED, that pursuant to the authority vested in the Board of Directors of the Company by the Articles of Incorporation, the Board of Directors does hereby approve the issuance of up to one million (1,000,000) shares of Preferred Stock, par value $.001 per share, of the Company, to be designated "Series B Preferred Stock" of the presently authorized shares of Preferred Stock. The voting powers, designations, preferences, and other rights of the Series B Preferred Stock authorized hereunder and the qualifications, limitations and restrictions of such preferences and rights are as follows:

1. Cash Dividends. No cash dividends shall be paid with respect to the shares of Series B Preferred Stock.

2. Voting. The holders of Series B Preferred Stock shall bear the right to two hundred and fifty (250) votes per share on any matter properly before the shareholders for a vote.

3. Fractional Shares. The Series B Preferred Stock may not be issued in fractional shares.

4. Liquidation, Dissolution, Winding Up. In the event of the liquidation or winding up of the Company, the holders of the Series B Preferred Stock will be entitled to receive, prior and in preference to the holders of common stock of the Company (the "Common Stock"), an amount up to but not greater than the original purchase price per share of Series B Preferred Stock, notwithstanding the par value of the Series B Preferred Stock. The holders may choose by majority vote to treat a merger of the Company in which the Company is not the surviving entity, or a sale of all or substantially all of the Company's assets, as a liquidation or winding up for purposes of this liquidation preference if (i) the amount of consideration received would be less than the amount of the holders' liquidation preference or (ii) the consideration consists solely or in part of securities that are not readily marketable.

IN WITNESS WHEREOF, Skillstorm Online Learning, Inc. has caused this Certificate to be signed by Colin Innes, its Chief Executive Officer, this 13th day of November, 2006.

SKILLSTORM ONLINE LEARNING, INC.



By: ______________________
Name: Colin Innes
Its: Chief Executive Officer

ATTESTED BY:



By: ______________________
Name: Ted Williams
Its: Chief Financial Officer

EXHIBIT D

RIGHT TO USE AND ROYALTY AGREEMENT

THIS AGREEMENT made effective November ____, 2005,

BETWEEN:

FC Bayern München AG ("Bayern Munich")
Säbenerstr. 51
81547 München
Germany

- and –

SKILLSTORM ONLINE LEARNING INC., a corporation incorporated under the laws of the Province of Alberta ("**Skillstorm**")

WHEREAS Bayern Munich and Intersports Acceleration Corp. ("**Intersports**") entered into an agreement on or about April 27, 1998 (the "**Original Agreement**") whereby Bayern Munich granted to Intersports the right to film footage of the coaching of, and demonstration of exercises, skills, drills and scrimmages by, student players and teams of the age groups U10, U12, U14, U16 and U18 at Bayern Munich's soccer youth academy in Munich, Germany (the "**Film Footage**");

AND WHEREAS the Original Agreement also provided that Intersports would use the Film Footage for purposes of creating a CD-ROM program;

AND WHEREAS Intersports assigned its rights to the Original Agreement to Skillstorm;

AND WHEREAS Skillstorm intends to use the program also online as an on-line video soccer coaching and training program on a website produced by Skillstorm (the "**Online Soccer Program**") and Bayern Munich and Skillstorm now wish to document and ratify the terms of the Original Agreement as well as documenting the terms of the agreement respecting the continuing and future use of the Film Footage by Skillstorm and the marketing of the Online Soccer Program through endorsement by Bayern Munich;

NOW THEREFORE in consideration of the covenants, terms and conditions of this Agreement, and for other good and valuable consideration the receipt and sufficiency of which are acknowledged by the parties hereto, the parties agree as follows:

1. Ratification of Original Agreement

The parties hereby ratify the terms of the Original Agreement. Specifically, and without limiting the generality of the foregoing, the parties acknowledge and agree that Intersports assigned its rights under the Original Agreement to use the Film Footage to Skillstorm.

2. Consideration

(a) Pursuant to the terms of the Original Agreement, the sum of was payable to Bayern Munich as consideration of the right to produce the Film Footage. The parties acknowledge and agree that Skillstorm and/or Intersports has paid to Bayern Munich the sum of as full and final payment of the consideration for the right to produce the Film Footage.

(b) As consideration for the continuing and future use of the Film Footage for the Online Soccer Program by Skillstorm and the marketing of the Online Soccer Program through use of endorsement by Bayern Munich, Skillstorm shall pay to Bayern Munich a royalty equal to (the "**Royalty**"). The parties acknowledge and agree that in addition to payment of the Royalty, consideration for use of the Film Footage and marketing of the Online Soccer Program through endorsement by Bayern Munich is the exposure to the North American soccer associations and sports market generally which Bayern Munich's name will receive and consequential value added to the goodwill and name of Bayern Munich.

(c) Skillstorm shall pay the Royalty to Bayern Munich on a quarterly basis with the first payment commencing on November, 2005. Skillstorm undertakes to provide to Bayern Munich copies of the Corporation's audited annual financial statements for the duration of the term of this Agreement for purposes of verifying the gross revenue earned by Skillstorm for subscription fees paid by subscribers of the Online Soccer Program as well as the costs of sales within the meaning of lit. b).

3. Termination of Agreement

This Agreement shall terminate upon the occurrence of any one of the following events:

(a) the written agreement of the parties to that effect;

(b) the bankruptcy, receivership or dissolution of the Corporation; or

(a) upon both parties giving the other party sixty (60) days prior written notice of termination.

If this Agreement is terminated, then all amounts owing to Bayern Munich up to the date of the termination will be paid to Bayern Munich, and thereafter there will be no obligation to pay any further amounts to Bayern Munich pursuant to this Agreement, notwithstanding Bayern Munich's right to claim damages from Skillstorm arising from or in connection with a termination of this Agreement, caused by any breach of contractual or other obligations by Skillstorm.

4. Representations and Warranties

(a) Skillstorm represents and warrants that it shall only use Bayern Munich's name and endorsement of the Online Soccer Program in a manner that will preserve and protect its goodwill and reputation and not otherwise impair such goodwill or bring Bayern Munich's reputation into disrepute.

(b) Skillstorm will obtain consent from Bayern Munich prior to allowing any third party advertiser or sponsor that Skillstorm directly works with to be recognized on Skillstorm's website, or to be linked with the name and/or image of Bayern Munich in any other way, such as, but not limited to donating the Online Soccer Program to students or other third parties. Skillstorm and Bayern Munich each acknowledge that the purpose of obtaining this consent is to avoid conflicts with any of Bayern Munich's sponsors. Bayern Munich will not unreasonably withhold its consent should no such conflict be identified with a third party advertiser or sponsor.

5. Ownership Rights

The parties acknowledge and agree that the Film Footage produced and developed by Skillstorm is and shall remain the sole and exclusive property of Skillstorm.

6. Assignment and Enurement

This Agreement may only be assigned or transferred by a party with the prior written consent of the other party, such consent not to be unreasonably withheld. This Agreement may not be assigned or transferred by Bayern Munich.

7. Further Assurances

The parties to this Agreement shall, without further consideration, do and perform all such further acts and execute all such further deeds and documents as are reasonably required in order to give effect to this Agreement and the transactions contemplated herein.

8. Amendment

This Agreement may not be amended, modified or varied except by an instrument in writing signed by the parties.

9. Entire Agreement

Except as this Agreement ratifies the terms of the Original Agreement as expressly provided herein, this Agreement constitutes the entire agreement between the parties as to the subject matter hereof and supersedes, cancels and replaces all previous agreements, understandings or representations, verbal or written, made between the parties regarding the subject matter of this Agreement.

10. Heading and Preamble

The headings are for reference purposes and shall not effect in any way the meaning and interpretation of this Agreement. The preamble and recitation to this Agreement are true and correct and form an integral part of this Agreement.

11. Governing Law

This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Federal Republic of Germany. The parties agree that any litigation between the parties, which arises pursuant to or in connection with this Agreement, or any of its provisions, shall be referred to the Landgericht München I and shall not be referred to the Courts of any other jurisdiction.

12. Notices

Any notice or other writing required or permitted to be given hereunder to any party shall be sufficiently given if delivered personally, or if sent by pre-paid registered mail or sent by facsimile to such party:

in the case of notice to Bayern Munich, at:

FC Bayern Munich AG
PO Box 90 04 51
D-81504 Munich
Attention: Michael Gerlinger
Fax: +49 89 64 41 65

in the case of a notice to Skillstorm, at:

308-259 Midpark Way S.E.
Calgary, Alberta T2X 1M2
Attention: Colin Innes, Chief Executive Officer
Fax: (403) 256-8808

or at such other address as may from time to time be provided in writing by any of the parties. Any such notice shall be delivered by hand or by facsimile transmission or mail and shall be deemed to have been given, if delivered by hand or by facsimile transmission, on the day delivered or the day of transmission if a business day and, if not, on the first business day after the day of delivery or transmission, and, if mailed, on the seventh business day following the date of posting provided that if there shall be between the time of mailing and the actual receipt of the notice a mail strike or other labour dispute which might affect delivery of such notice by mail, then such notice shall be effective only if delivered by fax or by hand.

13. Counterpart and Facsimile

This Agreement may be executed in counterparts with the same affect as if the parties had all signed the same document, each of which when so executed shall be deemed to be an original and both of which together shall constitute one and the same agreement. This Agreement may be executed by facsimile.

IN WITNESS OF WHICH the parties have executed this Agreement effective as of the date first above written.

F.C. BAYERN MUNICH

Per: ______________________________

SKILLSTORM ONLINE LEARNING INC.

Per: ______________________________

Per: ______________________________

<u>**EXHIBIT E**</u>


NOV 2 1 2006
WASH., D.C.
186
SECTION

SKILLSTORM ONLINE LEARNING, INC.

FINANCIAL STATEMENTS

September, 2006
Unaudited

(Prepared by Management)

SKILLSTORM ONLINE LEARNING, INC.

BALANCE SHEETS
For the period ended September 30, 2006

BALANCE SHEETS
(unaudited)

	September 30, 2006	December 31, 2005
	$	$
ASSETS		
Current Assets		
Cash	144	43,044
Receivable	597	7,627
Prepaid	1,376	1,319
	2,117	51,990
Fixed Assets		
Equipment	481,328	606,806
Total Assets	**483,445**	**658,796**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	433,454	143,465
Convertible Debenture	125,000	0
Due to Shareholders	64,439	53,683
Total Liabilities	**622,893**	197,148
STOCKHOLDERS' EQUITY (DEFICIENCY)		
Preferred stock		
10,000,000 shares authorized at $0.001par value	2	2
Common Stock		
100,000,000 shares authorized at $0.001 par value		
31,083,760 shares issued and outstanding (10,295,000 December 31, 2004) (10,285,000 December 31, 2003)	31,084	31,084
Additional paid in capital	1,083,258	1,083,258
Comprehensive debit / credit	(6,715)	0
Deficit	(1,247,077)	(652,696)

Total Stockholders' Equity	**(139,448)**	461,648
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**483,445**	**658,796**

Financial statements prepared by management
The accompanying notes are an integral part of these financial statements

SKILLSTORM ONLINE LEARNING, INC.

STATEMENT OF OPERATIONS
For the period ended September 30, 2006
(unaudited)

	3 Months Ended September 30, 2006	**3 Months Ended September 30, 2005**	**9 Months Ended September 30, 2006**	**9 Months Ended September 30, 2005**	**September 30, 1999 to September 30, 2006**
	$	**$**	**$**	**$**	**$**
Sales	6,544	11,430	11,765	3,079	26,274
EXPENSES					
Advertising	995	13,562	9,294	9,627	32,483
Consulting fees	71,621	20,500	226,810	122,609	369,919
Professional fees	25,712	0	115,113	66,280	201,736
Rent	13,518	4,811	29,696	14,869	49,376
Internet hosting	1,823	3,578	4,193	10,211	17,982
Telephone	1,366	1,199	5,085	3,742	10,026
Travel and entertainment	6,556	318	9,758	11,496	21,572
Office	(205)	2,368	11,799	16,583	33,758
Interest	1,771	190	4,581	(190)	4,581
Wages and benefits	(39)	0	12,019	0	12,019
Financing fee	(7,233)	0	2,767	0	2,767
Directors fees	0	0	0	1,000	1,000
Amortization	57,484	53,785	175,031	167,711	497,702
	173,369	100,311	606,146	423,938	1,254,921
Other expense	0	0	0	0	18,430
Total expenses	173,369	100,311	606,146	423,938	1,273,351
NET LOSS	(166,825)	(88,881)	(594,381)	(420,859)	(1,247,077)
NET LOSS PER COMMON SHARE					
Basic	(0.01)	(0.00)	(0.02)	(0.01)	

AVERAGE OUTSTANDING SHARES				
Basic and fully diluted	31,083,760	31,083,760	31,083,760	31,083,760

Financial statements prepared by management

The accompanying notes are an integral part of these financial statements

SKILLSTORM ONLINE LEARNING, INC.

STATEMENT OF CASH FLOWS
For the period ended September 30, 2006
(unaudited)

	9 months ended September 30, 2006	9 months ended September 30, 2005	September 30, 1999 to December 31, 2006
	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Loss	(594,381)	(97,694)	(1,247,077)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Non cash expense			
Amortization	175,031	53,989	497,702
Issuance of common stock for expenses and mining property options	0	0	19,830
Changes in operating assets and liabilities	296,962	12,291	485,164
Net Cash Provided (Used) in Operations	(122,388)	(31,414)	(244,381)
CASH FLOWS FROM INVESTING ACTIVITIES			
Equipment acquired	(49,553)	0	(979,030)
CASH FLOWS FROM FINANCING ACTIVITIES			
Convertible debenture	125,000	0	125,000
increasing loan from Shareholders	10,756	25,566	10,756
Net Cash from Financing	135,756	25,566	135,756
Foreign Exchange effect on cash	(6,715)	0	(6,715)
			0
NET INCREASE (DECREASE) IN CASH	(42,900)	(5,848)	144
CASH AT BEGINNING OF YEAR	43,044	18,661	0
CASH AT END OF YEAR	144	12,814	144

Financial statements prepared by management

The accompanying notes are an integral part of these financial statements

SKILLSTORM ONLINE LEARNING, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
From the date of inception September 30, 1999 to September 30, 2006
(unaudited)

	Common Stock		Additional Paid-in Capital	Comprehensive DR / CR's	Accumulated Deficit	Total Stockholders' Equity/(Deficit)
	Shares	Amount				
		$	$	$	$	$
Issuance of common stock for incorporation expense October 1, 1999	10,100	10	91	0	0	101
Common stock issued for option to acquire mining property October 15, 1999	477,900	478	4,301	0	0	4,779
Common stock issued for services December 30, 1999	2,000	2	198	0	0	200
Net (loss) December 31, 1997	0	0	0	0	(5,080)	(5,080)
Balance at December 31, 1999	**490,000**	**490**	**4,590**	**0**	**(5,080)**	**0**
Common stock issued for option to acquire mining property	2,995,000	2,995	0	0	0	2,995
Issuance of common shares for option to acquire mining property	10,755,000	10,755	0	0	0	10,755
Net (loss) December 31, 2000	0	0	0	0	(13,750)	(13,750)
Balance December 31, 2000	**14,240,000**	**14,240**	**4,590**	**0**	**(18,830)**	**0**
Net (loss) December 31, 2001, 2002, 2003	0	0	0	0	0	0
Balance December 31, 2003	**14,240,000**	**14,240**	**4,590**	**0**	**(18,830)**	**0**
Issuance of common shares to merge with Skillstorm December 31, 2005	16,833,760	16,834	949,101	0	0	965,935
Net (loss) December 31, 2004	0	0	0	0	(124,526)	(124,526)
Balance December 31, 2004	**31,073,760**	**31,074**	**953,691**	**0**	**(143,356)**	**841,409**
Common stock issued for directors services August 30, 2005	10,000	10	990	0	0	1,000
Additional paid in capital acquired on merger with Skillstorm	0	0	128,577	0	0	128,577
Preferred shares issued	0	0	0	0	0	2
Net (loss) December 31, 2005	0	0	0	0	(509,340)	(509,340)
Balance December 31, 2005	**31,083,760**	**31,084**	**1,083,258**	**0**	**(652,696)**	**461,648**
Net (loss) September 30, 2006	0	0	0	(6,715)	(594,381)	(601,096)
Balance September 30, 2006	**31,083,760**	**31,084**	**1,083,258**	**(6,715)**	**(1,247,077)**	**(139,448)**

Financial statements prepared by management

The accompanying notes are an integral part of these financial statements

NOTES TO FINANCIAL STATEMENTS
September 30, 2006
(unaudited)

1. THE COMPANY

The Company was organized in the jurisdiction of the state of Nevada on September 30, 1999 as Cherry Creek Gold Corporation and re-domiciled to the state of Washington on August 30, 2005. On January 6, 2006 the Company changed its name to Skillstorm Online Learning, Inc.

The Company was incorporated with authorized share capital of 100,000,000 shares of common stock at a par value of $0.001 and 10,000,000 shares of preferred stock at a par value of $0.001. At September 30, 2006 the Company has 31,083,760 shares of common stock issued and outstanding and 2 shares of preferred stock issued and outstanding. The terms of the shares of preferred stock are to be determined by the board of directors as the preferred shares are issued.

The Company entered into the business of the development of sport learning software products combining methodology and technology in a manner for players, coaches, parents, associations and teachers to utilize. The technology is market ready. The Issuer is in discussions with several customers regarding the sale and installation of their solution.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Methods
The summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management and management is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

Equipment
Equipment is recorded at cost and is being amortized over the estimated useful lives of the equipment, or term of lease, whichever is shorter, using the following rates:

Computer equipment	30% Declining balance
Computer software	30% Declining balance
Furniture and equipment	20% Declining balance
Video content	30% Declining balance
Website	30% Straight-line

Long-lived Assets
SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" establishes a single accounting model for long-lived assets to be disposed of by sale including discontinued operations. SFAS 144 requires that these long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or discontinued operations.
As such, these long-lived assets of the Company are reviewed when changes in circumstances require as to whether their carrying value has become impaired, pursuant to SFAS 144. Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the assets will be written down to fair value less cost to sell.

Stock Based Compensation
In 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation which permitted the measurement of compensation cost using the intrinsic value-based method of accounting prescribed by the Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. In 2004 FASB issued a revision of FASB Statement No. 123. This Statement supersedes APB Opinion No. 25 and its related implementation guidance. This revised

pronouncement requires that all stock options and warrants be accounted for using the Fair Value Method. The Company will follow the Fair Value Method in accounting for stock issued to employees.

Basic and diluted Net Income (Loss) Per Share
Basic loss per share is computed by dividing losses available to common stockholders by the weighted-average number of common shares during the period. Diluted loss per share reflect the per share amount that would have resulted if dilutive common stock equivalents had been converted to common stock. No stock options were available or granted during the periods presented.

Dividend Policy
The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception and it is unlikely that dividends will be paid in the foreseeable future.

Income Taxes
At December 31, 2005 the Company had a net loss from operations available for carry forward of approximately $1,200,000. The income tax benefit of approximately $299,000 from the loss carry forward has been fully offset by a valuation reserve because the use of the future tax benefit is indeterminable since the Company has limited operations.

Financial Instruments
The carrying amounts of financial instruments, consisting of cash, accounts payable and accrued liabilities and debenture payable are considered by management to be their estimated fair value.

Estimates and Assumptions
Management used estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

Comprehensive Income
The Company adopted Statement of Financial Accounting Standards No. 130. The adoption of the standard reduced stockholder's equity by $6,715 at September 30, 2006.

Non Cash Issuance of Stock
- The Company issued 13,750,000 shares of common stock nominally valued at $13,750 for options to acquire mineral properties.
- 477,900 shares of common stock nominally valued at $4,779 were issued for consulting services related to certain options to acquire mineral properties.
- 20,100 shares of common stock nominally valued at $1,101 were issued for services provided by officers and directors of the Company.
- 16,833,760 shares of common stock valued at $461,648 for ownership of Skillstorm Online Learning, Inc

Recent Accounting Pronouncements
The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

3. SIGNIFICANT TRANSACTIONS WITH RELATED PARTIES

The Company acquired rights, technology, assets and a business concept for the issuance of 16,833,760 shares of common stock and fairly valued by the Company at $461,648.

4. COMMON STOCK

In 1999 the Company issued 10,100 shares of common stock for organizational expenses of the Company, issued 477,900 shares of common stock for services all valued at $0.01 per share and issued 2,000 shares for office services valued at $0.10 per share. A further 13,750,000 shares of common stock were issued during 2000 at $0.001 per share for options to acquire mineral properties. The options subsequently expired unexercised.

In 2005 the Company issued 10,000 shares of common stock valued at $0.10 per share for directors services.

In 2005 the Company issued 16,833,760 shares of common stock to acquire technology, assets and business concepts valued at $461,648 and allocated as follows:

Cash, receivables and prepaids	$51,990
Software and technology	540,709
Computer equipment	58,863
Office furniture and equipment	7,234
	658,796
Liabilities	197,148
Total	$461,648

6. GOING CONCERN

The Company intends to further develop its business interests as outlined in Note 1, however, the Company does not have the working capital necessary to be successful in this effort to commence meaningful operations and continuation of the Company as a going concern is dependent upon the Company obtaining additional working capital. There is no assurance that the Company will be able to obtain any financing or to continue as a going concern.

SKILLSTORM ONLINE LEARNING, INC.

FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003
Unaudited

(Prepared by Management)

SKILLSTORM ONLINE LEARNING, INC.

BALANCE SHEETS
(unaudited)

	December 31 2005 $	December 31 2004 $	December 31 2003 $
ASSETS			
Current Assets			
Cash	43,044	86,703	0
Receivable	7,627	1,439	0
Prepaid	1,319	0	0
	51,990	88,142	0
Fixed Assets			
Equipment	606,806	786,082	0
Total Assets	**658,796**	**874,224**	**0**
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current Liabilities			
Accounts payable and accrued liabilities	143,465	21,645	0
Due to Shareholders	53,683	11,168	0
Total Liabilities	197,148	32,813	0
STOCKHOLDERS' EQUITY (DEFICIENCY)			
Preferred stock 10,000,000 shares authorized at $0.001par value	2	2	0
Common Stock 100,000,000 shares authorized at $0.001 par value 31,083,760 shares issued and outstanding (10,295,000 December 31, 2004) (10,285,000 December 31, 2003)	31,084	31,074	14,240
Additional paid in capital	1,083,258	953,691	4,590
Deficit	(652,696)	(143,356)	(18,830)
Total Stockholders' Equity	461,648	841,411	0
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**658,796**	**874,224**	**0**

Financial statements prepared by management

The accompanying notes are an integral part of these financial statements

SKILLSTORM ONLINE LEARNING, INC.

STATEMENT OF OPERATIONS
For the years ended December 31, 2005, 2004 and 2003 and for the period September 30, 1999 (date of inception) to December 31, 2005
(unaudited)

	Year ended December 31, 2005 $	Year ended December 31, 2004 $	Year ended December 31, 2003 $	September 30,199 to December 31, 2005 $
Sales	14,509	0	0	14,50
EXPENSES				
Advertising	23,189	0	0	23,18
Consulting fees	143,109	0	0	143,10
Professional fees	66,280	20,343	0	86,62
Rent	19,680	0	0	19,68
Internet hosting	13,789	0	0	13,78
Telephone	4,941	0	0	4,94
Travel and entertainment	11,814	0	0	11,81
Office	18,951	3,008	0	21,95
Directors fees	1,000	0	0	1,00
Amortization	221,496	101,175	0	322,67
	523,849	124,526	0	648,37
Other expense	0	0	0	18,83
Total expenses	523,849	124,526	0	667,20
NET LOSS	(509,340)	(124,526)	0	(652,696
NET LOSS PER COMMON SHARE				
Basic	(0.02)	(0.00)	(0.00)	
AVERAGE OUTSTANDING SHARES				
Basic and fully diluted	31,083,760	31,073,760	14,240,000	

Financial statements prepared by management

The accompanying notes are an integral part of these financial statements

SKILLSTORM ONLINE LEARNING, INC.

STATEMENT OF CASH FLOWS
For the years ended December 31, 2005, 2004 and 2003 and for the period September 30, 1999 (date of inception) to December 31, 2005
(unaudited)

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003	September 30, 1999 to December 31, 2005
	$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES				
Net Loss	(509,340)	(124,526)	0	(652,696)
Adjustments to reconcile net loss to net cash provided by operating activities:				
Non cash expense				
Amortization	221,496	101,175	0	322,671
Issuance of common stock for expenses and mining property options	0	1,000	0	19,830
Changes in operating assets and liabilities	156,828	31,374	0	188,202
Net Cash Provided (Used) in Operations	(131,016)	9,023	0	(121,993)
CASH FLOWS FROM INVESTING ACTIVITIES				
Equipment acquired	(41,222)	(888,255)	0	(929,477)
CASH FLOWS FROM FINANCING ACTIVITIES				
Common shares issued to acquire operating assets	128,579	965,935	0	1,094,514
NET INCREASE (DECREASE) IN CASH	(43,659)	86,703	0	43,044
CASH AT BEGINNING OF YEAR	86,703	0	0	0
CASH AT END OF YEAR	43,044	86,703	0	43,044

Financial statements prepared by management

The accompanying notes are an integral part of these financial statements

SKILLSTORM ONLINE LEARNING, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
From the date of inception September 30, 1999 to December 31, 2005
(unaudited)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity/(Deficit)
	Shares	Amount			
		$	$	$	$
Issuance of common stock for incorporation expense October 1, 1999	10,100	10	91	0	101
Common stock issued for option to acquire mining property October 15, 1999	477,900	478	4,301	0	4,779
Common stock issued for services December 30, 1999	2,000	2	198	0	200
Net (loss) December 31, 1997	0	0	0	(5,080)	(5,080)
Balance at December 31, 1999	**490,000**	**490**	**4,590**	**(5,080)**	**0**
Common stock issued for option to acquire mining property	2,995,000	2,995	0	0	2,995
Issuance of common shares for option to acquire mining property	10,755,000	10,755	0	0	10,755
Net (loss) December 31, 2000	0	0	0	(13,750)	(13,750)
Balance December 31, 2000	**14,240,000**	**14,240**	**4,590**	**(18,830)**	**0**
Net (loss) December 31, 2001, 2002, 2003	0	0	0	0	0
Balance December 31, 2003	**14,240,000**	**14,240**	**4,590**	**(18,830)**	**0**
Issuance of common shares to merge with Skillstorm December 31, 2005	16,833,760	16,834	949,101	0	965,935
Net (loss) December 31, 2004	0	0	0	(124,526)	(124,526)
Balance December 31, 2004	**31,073,760**	**31,074**	**953,691**	**(143,356)**	**841,409**
Common stock issued for directors services August 30, 2005	10,000	10	990	0	1,000
Additional paid in capital acquired on merger with Skillstorm	0	0	128,577	0	128,577
Preferred shares issued	0	0	0	0	2
Net (loss) December 31, 2005	0	0	0	(509,340)	(509,340)
Balance December 31, 2005	**31,083,760**	**31,084**	**1,083,258**	**(652,696)**	**461,648**

Financial statements prepared by management

The accompanying notes are an integral part of these financial statements

SKILLSTORM ONLINE LEARNING, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2005
(unaudited)

1. THE COMPANY

The Company was organized in the jurisdiction of the state of Nevada on September 30, 1999 as Cherry Creek Gold Corporation and re-domiciled to the state of Washington on August 30, 2005. On January 6, 2006 the Company changed its name to Skillstorm Online Learning, Inc.

The Company was incorporated with authorized share capital of 100,000,000 shares of common stock at a par value of $0.001 and 10,000,000 shares of preferred stock at a par value of $0.001. At December 31, 2005 the Company has 31,083,760 shares of common stock issued and outstanding and 2 shares of preferred stock issued and outstanding. The terms of the shares of preferred stock are to be determined by the board of directors as the preferred shares are issued.

The Company entered into the business of the development of sport learning software products combining methodology and technology in a manner for players, coaches, parents, associations and teachers to utilize. The technology is market ready. The Issuer is in discussions with several customers regarding the sale and installation of their solution.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Methods
The summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management and management is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

Equipment
Equipment is recorded at cost and is being amortized over the estimated useful lives of the equipment, or term of lease, whichever is shorter, using the following rates:

Computer equipment	30% Declining balance
Computer software	30% Declining balance
Furniture and equipment	20% Declining balance
Video content	30% Declining balance
Website	30% Straight-line

Long-lived Assets
SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" establishes a single accounting model for long-lived assets to be disposed of by sale including discontinued operations. SFAS 144 requires that these long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or discontinued operations.
As such, these long-lived assets of the Company are reviewed when changes in circumstances require as to whether their carrying value has become impaired, pursuant to SFAS 144. Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the assets will be written down to fair value less cost to sell.

Stock Based Compensation
In 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation which permitted the measurement of compensation cost using the intrinsic value-based method of accounting prescribed by the Accounting Principles Board (APB) Opinion No. 25, Accounting

for Stock Issued to Employees. In 2004 FASB issued a revision of FASB Statement No. 123. This Statement supersedes APB Opinion No. 25 and its related implementation guidance. This revised pronouncement requires that all stock options and warrants be accounted for using the Fair Value Method. The Company will follow the Fair Value Method in accounting for stock issued to employees.

Basic and diluted Net Income (Loss) Per Share

Basic loss per share is computed by dividing losses available to common stockholders by the weighted-average number of common shares during the period. Diluted loss per share reflect the per share amount that would have resulted if dilutive common stock equivalents had been converted to common stock. No stock options were available or granted during the periods presented.

Dividend Policy

The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception and it is unlikely that dividends will be paid in the foreseeable future.

Income Taxes

At December 31, 2005 the Company had a net loss from operations available for carry forward of $610,000. The income tax benefit of approximately $152,000 from the loss carry forward has been fully offset by a valuation reserve because the use of the future tax benefit is indeterminable since the Company has limited operations.

Financial Instruments

The carrying amounts of financial instruments, consisting of cash, accounts payable and accrued liabilities, are considered by management to be their estimated fair value.

Estimates and Assumptions

Management used estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130. The adoption of the standard had no impact on the total stockholder's equity.

Non Cash Issuance of Stock

- The Company issued 13,750,000 shares of common stock nominally valued at $13,750 for options to acquire mineral properties.
- 477,900 shares of common stock nominally valued at $4,779 were issued for consulting services related to certain options to acquire mineral properties.
- 20,100 shares of common stock nominally valued at $1,101 were issued for services provided by officers and directors of the Company.
- 16,833,760 shares of common stock valued at $461,648 for ownership of Skillstorm Online Learning, Inc

Recent Accounting Pronouncements

The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

3. SIGNIFICANT TRANSACTIONS WITH RELATED PARTIES

The Company acquired rights, technology, assets and a business concept for the issuance of 16,833,760 shares of common stock and fairly valued by the Company at $461,648.

4. COMMON STOCK

In 1999 the Company issued 10,100 shares of common stock for organizational expenses of the Company, issued 477,900 shares of common stock for services all valued at $0.01 per share and issued 2,000 shares for office services valued at $0.10 per share. A further 13,750,000 shares of common stock were issued during 2000 at $0.001 per share for options to acquire mineral properties. The options subsequently expired unexercised.

In 2005 the Company issued 10,000 shares of common stock valued at $0.10 per share for directors services.

In 2005 the Company issued 16,833,760 shares of common stock to acquire technology, assets and business concepts valued at $461,648 and allocated as follows:

Cash, receivables and prepaids	$51,990
Software and Technology	540,709
Computer equipment	58,863
Office furniture and equipment	7,234
	658,796
Liabilities	197,148
Total	$461,648

6. GOING CONCERN

The Company intends to further develop its business interests as outlined in Note 1, however, the Company does not have the working capital necessary to be successful in this effort to commence meaningful operations and continuation of the Company as a going concern is dependent upon the Company obtaining additional working capital. There is no assurance that the Company will be able to obtain any financing or to continue as a going concern.

EXHIBIT F

PREVIOUS FINANCING RELATED DOCUMENTS


SEC MAIL
RECEIVED
PROCESSING
NOV 20 2006
WASH. D.C.
186
SECTION

UNIT SUBSCRIPTION AGREEMENT

UNIT SUBSCRIPTION AGREEMENT

PROPOSED INVESTOR'S NAME: ________________

AGREEMENT NUMBER: ____________

DATED AS OF FEBRUARY ___, 2006

BY AND BETWEEN

SKILLSTORM ONLINE LEARNING, INC.

AND

EACH OF THE SUBSCRIBERS LISTED IN
SCHEDULE A ANNEXED HERETO

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR THE SECURITIES COMMISSION OF ANY STATE OR THE ANY PROVINCIAL SECURITIES REGULATORY BODIES IN CANADA, NOR HAS ANY SUCH COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS UNIT SUBSCRIPTION AGREEMENT OR ITS APPENDICES OR SCHEDULES (THE "PURCHASE AGREEMENT"). ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE PURCHASE OF THE SECURITIES OFFERED HEREBY AND DESCRIBED IN THIS SUBSCRIPTION AGREEMENT INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" SET FORTH IN THE DISCLOSURE MEMORANDUM (THE "MEMORANDUM") TO WHICH THIS SUBSCRIPTION AGREEMENT IS ATTACHED. PROSPECTIVE INVESTORS SHOULD CAREFULLY READ THIS SUBSCRIPTION AGREEMENT AND THE MEMORANDUM IN ORDER TO EVALUATE THE RISKS INVOLVED IN LIGHT OF THEIR INVESTMENT OBJECTIVES AND FINANCIAL RESOURCES. IN MAKING AN INVESTMENT DECISION, PROSPECTIVE INVESTORS MUST RELY ON THEIR OWN EVALUATION OF THE COMPANY, THE SECURITIES OFFERED HEREBY AND THE TERMS OF THIS OFFERING (THIS "OFFERING"), INCLUDING THE MERITS AND RISKS INVOLVED. THIS SUBSCRIPTION AGREEMENT AND MEMORANDUM AND ITS APPENDICES AND SCHEDULES CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE SECURITIES ACT OF 1933, AS AMENDED, AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER (THE "SECURITIES ACT") AND THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"), AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER. THE COMPANY'S ACTUAL RESULTS AND ACTIVITIES COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF THE RISK FACTORS DESCRIBED IN "RISK FACTORS" SET FORTH IN THE MEMORANDUM AND OTHER FACTORS INCLUDED ELSEWHERE IN THIS SUBSCRIPTION AGREEMENT AND THE MEMORANDUM.

NO REPRESENTATIONS, WARRANTIES, OR ASSURANCES OF ANY KIND ARE MADE OR SHOULD BE INFERRED WITH RESPECT TO THE ECONOMIC RETURN OR THE TAX CONSEQUENCES WHICH MAY BE REALIZED BY A PURCHASER OF THE UNITS OFFERED HEREBY. PROSPECTIVE INVESTORS SHOULD NOT CONSTRUE THE CONTENTS OF THIS SUBSCRIPTION AGREEMENT OR MEMORANDUM OR ANY COMMUNICATION, WHETHER WRITTEN OR ORAL, FROM THE COMPANY OR ITS OFFICERS, DIRECTORS, EMPLOYEES OR AGENTS, AS LEGAL, TAX, ACCOUNTING OR OTHER EXPERT ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR COUNSEL, ACCOUNTANTS AND OTHER PROFESSIONAL ADVISORS AS TO THE LEGAL, TAX, ACCOUNTING AND RELATED MATTERS CONCERNING THEIR INVESTMENT IN THE SECURITIES OFFERED HEREBY.

THE UNITS ARE BEING OFFERED ONLY TO ACCREDITED INVESTORS OR INVESTORS WHO ARE NOT "U.S. PERSONS' UNDER THE DEFINITION SET FORTH IN REGULATION S, WHO ARE CAPABLE OF BEARING THE ECONOMIC RISKS OF THIS INVESTMENT, INCLUDING THE RISK OF LOSING THEIR ENTIRE ORIGINAL INVESTMENT, AND WHO, INDIVIDUALLY OR THROUGH A PURCHASER

REPRESENTATIVE, HAVE SUCH KNOWLEDGE AND EXPERIENCE IN FINANCIAL AND BUSINESS MATTERS THAT THEY ARE CAPABLE OF EVALUATING THE MERITS AND RISKS OF AN INVESTMENT IN THESE SECURITIES.

THE SECURITIES OFFERED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR AN EXEMPTION THEREFROM. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THEIR INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

EACH RECIPIENT OF THIS SUBSCRIPTION AGREEMENT IS ENCOURAGED TO AVAIL ITSELF OF THE OPPORTUNITY TO ASK QUESTIONS OF, AND RECEIVE ANSWERS FROM, THE COMPANY CONCERNING ITS BUSINESS OPERATIONS, THE TERMS AND CONDITIONS OF THIS OFFERING, AND TO OBTAIN ADDITIONAL INFORMATION, TO THE EXTENT THAT IT IS POSSESSED OR OBTAINABLE WITHOUT UNREASONABLE EFFORT OR EXPENSE, NECESSARY TO VERIFY THE ACCURACY OF THE INFORMATION IN THIS PURCHASE AGREEMENT. ANY PROSPECTIVE INVESTORS HAVING ANY QUESTIONS REGARDING THIS OFFERING OR DESIRING ANY ADDITIONAL INFORMATION OR DOCUMENTS TO VERIFY OR SUPPLEMENT THE INFORMATION CONTAINED HEREIN SHOULD CONTACT COLIN INNES, CHIEF EXECUTIVE OFFICER AT SKILLSTORM ONLINE LEARNING, INC., 210 - 259 MIDPARK WAY SE CALGARY, ALBERTA CANADA T2X 1M2.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS SUBSCRIPTION AGREEMENT, AND ANY INFORMATION OR REPRESENTATIONS NOT CONTAINED HEREIN OR IN THE DOCUMENTS FURNISHED BY THE COMPANY AS CONTEMPLATED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY OR ON BEHALF OF THE COMPANY. THE DELIVERY OF THIS SUBSCRIPTION AGREEMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

THE DISTRIBUTION OF THIS SUBSCRIPTION AGREEMENT AND MEMORANDUM AND THE OFFERING OF THE SECURITIES OFFERED THEREBY IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. PERSONS INTO WHOSE POSSESSION THIS SUBSCRIPTION AGREEMENT COMES ARE REQUIRED BY THE COMPANY TO INFORM THEMSELVES ABOUT AND OBSERVE ANY SUCH RESTRICTIONS. THIS SUBSCRIPTION AGREEMENT DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT LAWFUL, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO.

NO ACTION HAS BEEN OR WILL BE TAKEN BY THE COMPANY THAT WOULD PERMIT A PUBLIC OFFERING OF THE SECURITIES OFFERED HEREBY OR THE CIRCULATION OR DISTRIBUTION OF THIS SUBSCRIPTION AGREEMENT OR ANY OFFERING MATERIAL IN RELATION TO THE SECURITIES OFFERED HEREBY IN

ANY COUNTRY OR JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED.

THIS SUBSCRIPTION AGREEMENT AND MEMORANDUM HAS BEEN PREPARED SOLELY FOR THE BENEFIT OF PROSPECTIVE INVESTORS INTERESTED IN THE PROPOSED PRIVATE PLACEMENT OF THE UNITS AND CONSTITUTES AN OFFER ONLY IF THE NAME OF THE PROSPECTIVE INVESTOR APPEARS IN THE APPROPRIATE SPACE PROVIDED ON THE COVER HEREOF. DISTRIBUTION OF THIS SUBSCRIPTION AGREEMENT OR MEMORANDUM TO ANY PERSON OTHER THAN SUCH PROSPECTIVE INVESTOR AND THOSE PERSONS RETAINED TO ADVISE SUCH PROSPECTIVE INVESTOR WITH RESPECT THERETO IS UNAUTHORIZED, AND ANY REPRODUCTION OF THIS SUBSCRIPTION AGREEMENT OR MEMORANDUM, IN WHOLE OR IN PART, OR THE DIVULGENCE OF ANY OF ITS CONTENTS, WITHOUT THE PRIOR WRITTEN CONSENT OF SKILLSTORM ONLINE LEARNING, INC. IS PROHIBITED.

UNIT SUBSCRIPTION AGREEMENT

THIS UNIT SUBSCRIPTION AGREEMENT (the "Agreement") is made as of the _____ day of February 2006, by and among Skillstorm Online Learning, Inc., a Washington corporation (the "Company"), and the investors listed on Schedule A attached hereto and made a part hereof (the "Investors"). Capitalized terms used but not defined in this Agreement shall have the respective meanings given such terms in the Private Placement Memorandum dated February ___, 2006 (the "Memorandum").

WITNESSETH

WHEREAS, the Company desires to sell to the Investors that number of Units set forth opposite each such Investor's name on Schedule A attached hereto;

WHEREAS, each of the Investors has been furnished with a Memorandum; and

WHEREAS, the Investors, after carefully reviewing the Memorandum, desire to purchase such Units on the terms and conditions contained in this Agreement.

NOW, THEREFORE, IN CONSIDERATION FOR THE MUTUAL COVENANTS AND AGREEMENTS SET FORTH HEREIN, AND FOR OTHER GOOD AND VALUABLE CONSIDERATION, THE RECEIPT AND SUFFICIENCY OF WHICH ARE HEREBY ACKNOWLEDGED, THE PARTIES HERETO HEREBY AGREE AS FOLLOWS:

1. Purchase and Sale of Units.

a. Sale of Units. Subject to the terms and conditions of this Agreement, each Investor agrees, severally but not jointly, to purchase at the Closing (as hereinafter defined), and the Company agrees to sell at the Closing to each Investor that number of Units as is set forth opposite such Investor's name on Schedule A attached hereto, for the aggregate purchase price set forth on Schedule A (the "Purchase Price"), reflecting a per Unit purchase price of Twenty-Five Thousand United States Dollars ($25,000). The Purchase Price is to be paid by wire transfer or check, and delivered to The Otto Law Group, PLLC (the "Escrow Agent") upon execution and delivery hereof by Investor.

b. Description of Units. Each Unit shall consist of:

(i) one convertible debenture with a 12% coupon (the "Debenture"), the outstanding principal and accrued and unpaid interest of which shall become due one year from the date upon which the Debenture is executed (the "Maturity Date"). At any time prior to or at the Maturity Date, at the option of the Investor, all principal and accrued interest due on this Debenture (the "Convertible Amount") may be converted into that number of fully paid and nonassessable shares of Common Stock of the Company (the "Conversion Shares") equivalent to the balance due and owed under the Debenture; the full value of the Debenture must be converted into the Conversion Shares, no partial conversion will be allowed. The price per share of the Conversion Shares shall be equal to the higher of (x) average price at the close of the previous 10 trading days, less a 25% discount; or (y) $0.10 per share and

(ii) one (1) redeemable warrant to purchase twenty-five thousand (25,000) shares of Common Stock, par value $.001 per share, exercisable at $0.001 per share on the terms and conditions set forth in the form of warrant attached to the Memorandum as Appendix D (each a "Warrant" and collectively, the "Warrants").

c. Delivery of Units. The Debenture subscribed for herein shall be evidenced by an executed convertible debenture, the form of which is attached to the Memorandum as Appendix C, and the Warrants subscribed for herein shall be issued at Closing (hereinafter defined) in the form attached to the Memorandum as Appendix F.

d. Closings. The consummation of the purchase and sale of the Units contemplated by this Agreement shall take place at The Otto Law Group, PLLC, 601 Union Street, Suite 4500, Seattle, Washington 98101, upon receipt of subscriptions acceptable by the Company in an amount equal to or greater than the Minimum Amount and at such time as is mutually agreeable to the Company, or at such other time and place as the Company may designate (the "Closing" or "Closings"); provided, however, that all Closings shall take place no later than the Offering Termination Date. At each Closing, the Company shall deliver to the Investors the Units in accordance with paragraph (c) above, against delivery to the Company by each such Investor of its Purchase Price, a fully completed Statement of Accredited Investor attached to the Memorandum as Appendix C and D and signature pages to this Agreement. Execution and delivery of this Agreement and the other documents to be delivered at Closing may be by facsimile or electronic transmission.

e. Payment and Escrow. All subscription funds will be held in an escrow account maintained at Wells Fargo Bank, 999 Third Avenue, Seattle, Washington 98104. If paying by check, make check payable to "The Otto Law Group, PLLC, Escrow Account." If wiring funds, please wire transfer to:

Wells Fargo Bank
999 Third Avenue, Seattle, Washington 98104
For Credit To: The Otto Law Group, PLLC, Escrow Account.
Routing #: 121000248
Account # 905-8746257

The Escrow Agent will hold subscription payments received in escrow in the aforementioned account until such time as the Subscription Agreement and Investor Questionnaire have bee received and verified, at which time the funds will be released for immediate use by the Company.

f. Binding and Enforceable. This Subscription Agreement will be binding upon and enforceable against the Company only when countersigned by an authorized agent of the Company and delivered to Investors who have agreed to purchase at least the Minimum Amount.

2. Representations and Warranties of the Company. The Company hereby represents and warrants to each Investor as follows:

a. Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Washington, and has all requisite power and authority to carry on its business as now conducted.

The Company is duly qualified to transact business, and is in good standing, in each U.S. jurisdiction in which the failure to so qualify would have a material adverse effect on its business.

b. Capitalization. The authorized capital of the Company consists of 100,000,000 shares of common stock and 25,000,000 shares of "blank check" preferred stock. Prior to this Offering, 31,083,760 shares of Common Stock and 10,000 shares of Preferred Stock are issued and outstanding.

c. Authorization. All action on the part of the Company necessary for the authorization, execution and delivery of this Agreement, the performance of all obligations of the Company hereunder and the authorization, issuance and delivery of the Units being sold hereunder, to the extent that the foregoing requires performance on or prior to the Closing, has been taken or will be taken on or prior to the Closing, and the Company has all requisite power and authority to enter into this Agreement.

3. Representations and Warranties of Investors. Each Investor hereby represents and warrants to the Company as follows:

a. Organization; Good Standing; Power and Authority; Binding Obligation. Investor has full power and authority to enter into this Agreement, and, for those Investors which are corporations (i) such Investor is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has all requisite power and authority to carry on its business as now conducted, and (ii) all action on the part of the Investor necessary for the authorization, execution and delivery of this Agreement, the performance of all obligations of the Investor hereunder, including, without limitation, the payment of the purchase price for the Units being sold such Investor hereunder has been taken, and the Investor has all requisite power and authority to enter into this Agreement. This Agreement has been duly executed and delivered by Investor and, assuming due authorization, execution and delivery by the Company, constitutes Investor's valid and legally binding obligation enforceable against the Investor in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency (including, without limitation, all laws relating to fraudulent transfers), moratorium or similar laws affecting creditors' rights generally, subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and subject to the effect of applicable securities laws as to rights of indemnification.

b. Purchase Entirely for Own Account. The Units, Conversion Shares, Warrants and shares of Common Stock underlying the Warrants (the "Warrant Shares") to be purchased by Investor hereunder will be acquired for investment for Investor's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof. Investor has no present intention of selling, granting any participation in, or otherwise distributing the Units, Conversion Shares, Warrants or the Warrant Shares. Investor does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to any person with respect to the Units, Conversion Shares, Warrants or the Warrant Shares. The Investor has not construed the contents of this Agreement, or any additional agreement with respect to the proposed investment in the Units or any prior or subsequent communications from the Company, or any of its officers, employees or representatives, as investment, tax or legal advice or as information necessarily applicable to such Investor's particular financial situation.

The Investor has consulted its own financial advisor, tax advisor, legal counsel and accountant, as necessary or desirable, as to matters concerning his investment in the Units, Conversion Shares, Warrants and Warrant Shares.

c. Disclosure. Investor has received or reviewed all the information which such Investor has requested for the purposes of determining the merits of the Units as an investment. Investor has read and understands the Risk Factors and other information presented in the Memorandum.

Investor has had an opportunity to ask questions and receive answers from the Company regarding the Company and its respective business, operations and financial condition and the terms and conditions of this Offering of Units, and answers have been provided to Investor's full satisfaction. Investor has fully reviewed all corporate and governance documents of the Company and such other documents, which Investor feels is necessary or appropriate prior to purchase of the Units, understands all relevant terms and has asked all questions and received answers thereto to Investor's full satisfaction. If deemed necessary by Investor, Investor has consulted with a professional advisor who has provided Investor with advice concerning terms. INVESTOR ACKNOWLEDGES AND AGREES THAT THE PURCHASE OF THE UNITS INVOLVES A HIGH DEGREE OF RISK, INCLUDING, WITHOUT LIMITATION, THOSE SET FORTH IN THE MEMORANDUM, AND MAY RESULT IN A LOSS OF THE ENTIRE AMOUNT INVESTED. EACH INVESTOR FURTHER ACKNOWLEDGES AND AGREES THAT THERE IS NO ASSURANCE THAT THE COMPANY'S OPERATIONS WILL RESULT IN REVENUES OR BE PROFITABLE.

d. Accredited Investor. Investor is an "accredited investor" as defined in Rule 501(a) of Regulation D promulgated under the 1933 Act. The information provided by Investor on the Statement of Accredited Investor, attached to the Memorandum as Appendix C, is true, correct and complete in all respects. Investor is capable of bearing the economic risk of an investment in the Units, including the possible loss of Investor's entire investment. Investor has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of an investment in the Units offered hereby. If other than an individual, Investor has not been organized solely for the purpose of acquiring the Units.

e. Restricted Securities. Investor understands that the Units being purchased hereunder, as well as the Conversion Shares, Warrants and Warrant Shares, are "restricted securities" as defined in the Securities Act, and that under federal and state securities laws the Units, Conversion Shares, Warrants or Warrant Shares may be resold without registration under the Securities Act only in certain limited circumstances. Investor is familiar with Rule 144 promulgated by the SEC under the Securities Act, and understands the resale limitations imposed thereby and by the Securities Act generally. Investor also acknowledges that the Units, Conversion Shares, Warrants and Warrant Shares are subject to significant restrictions on transfer, pledge or hypothecation.

f. Legends. It is understood that certificates or other evidence of the Units, Conversion Shares, Warrants and Warrant Shares may bear the following legend, as well as any legend required by the laws of any state:

"THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR

HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED PURSUANT TO A VALID EXEMPTION THEREFROM UNDER THE SECURITIES ACT OF 1933."

g. Consents and Approvals; No Conflict. (i) The execution and delivery of this Agreement by the Investor does not, and the performance of this Agreement by the Investor will not, require any consent, approval, authorization or other action by, or filing with or notification to, any governmental or regulatory authority.

(i) The execution, delivery and performance of this Agreement by the Investor does not (A) in the case of any Investor that is not an individual, conflict with or violate the charter or by-laws, partnership or other governing documents of such Investor, or (B) conflict with or violate any law, rule, regulation, order, writ, judgment, injunction, decree, determination or award applicable to the Investor.

4. Covenant of Investors. Each Investor hereby covenants with the Company that, without in any way limiting the representations set forth in Section 3 above, Investor shall not make any disposition of all or any portion of the Units, Conversion Shares, Warrants or Warrant Shares unless and until:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in accordance with such registration statement; or

(ii) such Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and, if requested by the Company, such Investor shall have furnished the Company with an opinion of counsel, in form and substance satisfactory to the Company, that such disposition will not require registration of the Units, Conversion Shares, Warrants or Warrant Shares, as the case may be, under the Securities Act.

5. Conditions of Investor's Obligations at Closing. The obligations of each Investor hereunder are subject to, and contingent upon, the fulfillment, on or before each Closing, of each of the following conditions, the waiver of which shall not be effective against any Investor who does not consent in writing thereto:

a. Representations and Warranties. The representations and warranties of the Company contained in Section 2 hereof shall be true and correct on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the date of such
Closing.

b. Performance. The Company shall have performed and complied with all agreements, obligations and covenants contained in this Agreement that are required to be performed or complied with by it on or before the Closing, provided, however, that the obligations of the Investors shall not be subject to or contingent upon the issuance by the Company of the Units to the persons or entities set forth on Schedule A attached hereto who have not performed or tendered the performance of their obligations required to be performed under this Agreement on or prior to the Closing.

6. Conditions of the Company's Obligations at Closing. The obligations of the Company to each Investor hereunder are subject to and contingent upon the fulfillment by such Investor, on or before the Closing, of each of the following conditions:

a. Representations and Warranties. The representations and warranties of each Investor contained herein shall be true and correct on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the date of such Closing.

b. Payment of Purchase Price by Investors. Each Investor shall have delivered to the Company the Purchase Price specified in Schedule A attached hereto, in the manner specified in this Agreement and, in the event Investor pays by check, the Purchase Price shall have been credited to the Escrow Account.

c. Statement of Accredited Investor. Each Investor shall have delivered to the Company a Statement of Accredited Investor in the form set forth in Appendix C attached to the Memorandum, and the information provided therein shall be true, correct and complete on and as of the Closing with the same effect as though such information had been provided as of the date of such Closing.

7. Miscellaneous.

a. Survival of Warranties. The representations, warranties and covenants of the Investors contained in this Agreement shall survive the execution and delivery of this Agreement and the Closing.

b. Successors and Assigns. This Agreement may not be assigned by any party hereto. The terms and conditions of this Agreement shall inure to the benefit of, and be binding upon, the respective successors of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

c. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Washington, without regard to the principles of conflict of laws thereof.

d. Counterparts; Delivery by Facsimile. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of this Agreement may be effected by facsimile.

e. Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

f. Notices. Unless otherwise provided, any notice required or permitted hereunder shall be given by personal service upon the party to be notified, by nationwide overnight delivery service or upon deposit with the United States Post Office, by certified mail, return receipt requested and:

(i) if to the Company, addressed to Skillstorm Online Learning, Inc., 210 - 259 Midpark Way SE Calgary, Alberta Canada T2X 1M2, or at such other address as the Company may designate by notice to each of the Investors in accordance with the provisions of this Section; and

(ii) if to the Investors, at their respective addresses indicated on the signature pages hereof, or at such other addresses as any one or more Investors may designate by notice to the Company in accordance with the provisions of this Section.

g. Expenses. Irrespective of whether a Closing is effected, the Company and the Investors shall pay all of their own costs and expenses incurred with respect to the negotiation, execution, delivery and performance of this Agreement. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorney's fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

h. Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either prospectively or retroactively), only with the written consent of the Company and a majority in interest of the Investors.

i. Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provisions shall be excluded from this Agreement and the balance of this Agreement shall be interpreted as if such provision were so excluded, and this Agreement shall be otherwise enforceable in accordance with its terms.

j. Entire Agreement. This Agreement (including the appendices and schedules hereto) constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties hereto.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

SKILLSTORM ONLINE LEARNING, INC.

By: ______________________________
Name: Colin Innes
Its: Chairman and Chief Executive Officer

INVESTOR

By: ______________________________
Name: ______________________________
Its: ______________________________

SCHEDULE A

INVESTORS	PURCHASE PRICE	NUMBER OF UNITS
Shama Joynt	$25,000.00	1

INVESTOR QUESTIONNAIRE
(For Individuals)

SKILLSTORM ONLINE LEARNING, INC.

OFFEREE QUESTIONNAIRE

(For Individuals)

In order to comply with the requirements of federal and state securities laws, securities of Skillstorm Online Learning, Inc. (the "Company") may be sold only to persons meeting the suitability standards established by the Company.

The purpose of this Offeree Questionnaire is to obtain information from each prospective investor relating to his, his or its ability to bear the economic risks of the proposed investment. Such information is required in order to determine whether or not the suitability standards set forth herein have been met by the prospective investor.

By signing this Offeree Questionnaire you agree that it may be shown to such authorized persons as the Company may deem appropriate to establish that the offer and sale of this investment in the Company will not result in any violation of the registration provisions of federal or state securities laws or regulations.

A separate Offeree Questionnaire must be completed for each co-owner of Securities. Additional forms are available from the Company.

You make the following representations with the intent that they may be relied upon by the

Company and their respective officers, employees and agents.

(Please print or type; if more than one subscriber, please provide additional pages with same entries completed for each subscriber)

I. BIOGRAPHICAL INFORMATION

Name, Address and Birth date:

Name: ______________________________
(Please print)

Address: ______________________________

____

Birth Date: ______________________________

Employer or Business Association and Position

____

____

Business Address and Telephone Number:

____

____

____

D. Marital Status: _____ Single ______ Married

E. State or Country of Residence: _________________________

Voter Registration in Same State:________ Yes _______ No

Resident Income Tax Return (if any)
Filed for Same State in 2005: ________ Yes _______ No

F. Additional Information:

Driver License Number: __________________ State: _______________

G. Please indicate which statement qualifies you for an investment in the Company's securities (**Please indicate with your initials which statement is applicable.**):

_________ I hereby confirm to you that I am an accredited investor:

_________ (i) I am a natural person whose individual net worth, or joint net worth with my spouse, at the time of purchase, exceeds $1,000,000, as follows (**Please indicate with initials**):

________ Over $1,000,000 but less than $2,000,000

________ Over $2,000,000 but less than $3,000,000

________ Greater than $3,000,000

or:

__________ (ii) I am a natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income together with my spouse in excess of $300,000 in each of these years and I reasonably expect an income reaching the same level in the current year (Please attach tax returns for last two years);

In calculating "net worth" as required above, the value of home, home furnishing and personal automobiles is excluded, and all assets are valued at fair market value.

I represent and warrant that (**please designate with your initials**):

_______ I have, by reason of my business or financial experience (or that of my professional advisors who are unaffiliated with and who are not compensated by the Company), the capacity to protect my own interests in connection with this transaction, as follows (**please initial as applicable**):

_______ I have previously privately invested in restricted securities of closely held companies.

_______ I have advised others in handling their financial affairs.

_______ I have invested in common stocks or other securities based upon my own personal assessment of their prospects and worth.

_______ I have assumed a management role in at least one business with which I have been associated.

_______ I have invested in speculative stocks, options, commodities futures and the like.

_______ I have a degree in business administration or have taken business courses in accounting, investments and management.

_______ I have made use of the following professional advisor to advise me in the present investment:

H. SUBSCRIPTION INFORMATION

Number of Units Subscribed For: ____________

Total Purchase Price of Units Subscribed For $ _________

Method of Payment $_________ Cashier's Check: $__________ Money Order

Make checks payable to "The Otto Law Group, PLLC Escrow Account" and mail payment with a completed and executed Subscription Agreement to:

The Otto Law Group, PLLC
601 Union Street, Suite 4500
Seattle, WA 98101

O: 206.292.9545
F: 206.292.9513

Manner in which title is to be held:

________ Community property (one signature). __________ Partnership

________ Individual ownership. __________ Trust

________ Joint tenancy (both sign). __________ Other (Please Indicate) ___________

________ Tenancy-in-Series A Common (all sign) ____________________________________

________ Corporation

SKILLSTORM ONLINE LEARNING, INC.
SIGNATURE PAGE
(For Individuals)

TO BE COMPLETED AND SIGNED BY ALL INDIVIDUAL INVESTORS

This page constitutes the Signature Page for INDIVIDUALS for Offeree Questionnaire. Execution of this Signature Page constitutes execution of such document.

IN WITNESS WHISEOF, the undersigned has executed the Subscription Agreement and the Offeree Questionnaire this _______ day of _______________, 2006.

______________________________ Signature of Individual	______________________________ Signature of Spouse (or Joint Purchaser, if any)
______________________________ Print Name of Individual	______________________________ Print name of Spouse (or Joint Purchaser, if any)
______________________________ Social Security Number	______________________________ Social Security Number
______________________________ Legal Residence Address of Individual (Do not use P.O. Box)	______________________________ Legal Residence Address of Joint Purchaser, if any, (Do not use P.O. Box) (If different from address of other joint purchaser)
______________________________ City	______________________________ City
______________________________ State Zip Code	______________________________ State Zip Code

FOR COMPANY USE ONLY:

QUESTIONNAIRE ACCEPTED:	Skillstorm Online Learning, Inc.
____________________, 2006	By: ______________________________ Its: ______________________________

INVESTOR QUESTIONNAIRE

(For Corporations, Partnerships, Trusts or Other Entity Investors)

SKILLSTORM ONLINE LEARNING, INC.
INVESTOR QUESTIONNAIRE
(For Corporations, Partnerships, Trusts or Other Entity Investors)

In order to comply with the requirements of U.S. federal and state securities laws, securities of Skillstorm Online Learning, Inc. (the "Company") may be sold only to persons meeting the suitability standards established by the Company.

The purpose of this Investor Questionnaire is to obtain information from each prospective investor relating to his, his or its ability to bear the economic risks of the proposed investment. Such information is required in order to determine whether or not the suitability standards set forth herein have been met by the prospective investor.

By signing this Investor Questionnaire you agree that it may be shown to such authorized persons as the Company may deem appropriate to establish that the offer and sale of this investment in the Company will not result in any violation of the registration provisions of federal or state securities laws or regulations.

A separate Investor Questionnaire must be completed for each co-owner of securities. Additional forms are available from the Company or the selling agent.

You make the following representations with the intent that they may be relied upon by the Company, and their respective officers, employees and agents.

(Please Print or Type)

I. BIOGRAPHICAL INFORMATION

A. Name, Address, and Date and State or Country of Incorporation:

Name: ______________________________
(Please print)

Address: ______________________________

____

Telephone Number: ____________________________

Date of Formation: ______________________

State of Formation: ______________________

B. Name and Title of Person Authorized to Bind Entity:

Name: ______________________________________

Title: ______________________________

C. Business of Entity: ______________________________

D. Entity's Actual or Projected Gross Income and Net Tangible Income:

	Gross	Taxable
2000	________	________
2001	________	________
2002	________	________
2003	________	________
2004	________	________
2005 (est.)	________	________

E. Please indicate which statement qualifies the entity for an investment in the Company's securities (Please indicate by the initials of the person signing below which statement is applicable):

_________ (i) This is an organization described in section 501(c)(3) of the Internal Revenue Code, a corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,500,000; or

_________ (ii) This is a trust, with total assets in excess of $5,500,000, not formed for the specific purpose of acquiring the Units, the purchase of which is directed by a sophisticated person as described under Rule 506(b)(2)(ii) of Regulation D promulgated under the Act; or

_________ (iii) This is an entity wholly owned by equity holders each of whom meets the standards set forth under the following subparagraphs (Please indicate by initials which subparagraph applies):

________ (a) natural persons whose individual net worth, or joint net worth with spouse, at the time of purchase, exceeds $1,000,000; or

________ (b) natural persons whose individual income in excess of $200,000 in each of the two most recent years or joint income together with such person's spouse in excess of $300,000 in each of these years and who reasonably expects an income reaching the same level in the current year; or

_________ (c) directors or executive officers of the company.

F. Trusts must attach the following:

1. Declaration of Trust or other governing instrument.

2. Certificate or document evidencing authorization to purchase the Units.

G. Partnerships must attach the following:

1. Certified Copy of the current Partnership Agreement.

2. Evidence of authority to purchase the Units.

H. Corporations must attach the following:

1. Articles of Incorporation and Bylaws.

2. Certified corporate resolution or other document evidencing authority to purchase the Units.

I. SUBSCRIPTION INFORMATION

Number of Units Subscribed For: _______________

Total Purchase Price of Units Subscribed For: $_____________

Method of Payment: $ _____________ Cashier's Check: $ _______________ Money Order

Manner in which title is to be held: ______________________________________
(Exact name of person or entity)

Make Checks payable to "The Otto Law Group, PLLC Escrow Account" and mail payment to:

The Otto Law Group, PLLC
601 Union Street, Suite 4500
Seattle, WA 98101
O: 206.292.9545
F: 206.292.9513

SKILLSTORM ONLINE LEARNING, INC.

SIGNATURE PAGE
(For Corporations, Partnerships, Trusts or Other Entity Investors)

TO BE COMPLETED AND SIGNED BY ALL INVESTORS
WHO ARE PARTNERSHIPS, CORPORATIONS OR TRUSTS

This page constitutes the Signature Page for Corporations, Partnerships, Trusts or Other Entity Investors, the Investor Questionnaire. Execution of this Signature Page constitutes execution of such document.

IN WITNESS WHISEOF, the undersigned has executed the Subscription Agreement and the Investor Questionnaire this _______ day of _______________, 2006.

______________________________ Print Name of Partnership, Corporation, Trust or Other Entity	______________________________ Location of Principle Place of Business of Partnership, Corporation, Trust or Other Entity (Do not use P.O. Box)
By: ______________________________ Signature of Authorized Representative	______________________________ City
______________________________ Print Name of Authorized Representative	______________________________ State Zip Code
______________________________ Title of Authorized Representative	______________________________ Tax Identification Number of Partnership, Corporation, Trust, or Other Entity

FOR COMPANY USE ONLY:

QUESTIONNAIRE ACCEPTED:

____________________, 2006

Skillstorm Online Learning, Inc.

By: ______________________________
Its: ______________________________

FORM OF COVERTIBLE DEBENTURE AGREEMENT

SKILLSTORM ONLINE LEARNING, INC.
12% CONVERTIBLE DEBENTURE

$__________________ February ___, 2006
SEATTLE, WASHINGTON

SKILLSTORM ONLINE LEARNING, INC. ("Maker" or the "Company") hereby promises to pay to the order of ______________________ ("Holder") at ______________________________, the sum of _________________ ($)____________), with interest at the rate of TWELVE percent (12%) per annum until paid. All outstanding principal and accrued and unpaid interest shall become due one year from the date upon which this 12% Convertible Debenture ("Debenture") is executed (the "Maturity Date"). All payments due and owning under this Debenture shall be subject to the terms and conditions set forth herein.

1. Agreement.

The Debenture is issued pursuant to that certain Subscription Agreement (the "Agreement"), dated February ___, 2006, by and between Maker and Holder, which is hereby incorporated by reference.

2. Register.

The Company shall keep at its principal office a register in which the Company shall provide for the registration of the Holder of the Debenture or for the registration of a transfer of the Debenture to a different Holder.

3. Loss Theft, Destruction or Mutilation of the Debenture.

Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of the Debenture and, in the case of any such loss, theft or destruction, upon receipt of an indemnity bond in such reasonable amount as the Company may determine (or if such Debenture is held by the original Holder, of an unsecured indemnity agreement reasonably satisfactory to the Company) or, in the case of any such mutilation, upon surrender and cancellation of such Debenture, the Company will make and deliver, in lieu of such lost, stolen, destroyed or mutilated Debenture, a new Debenture of like tender and unpaid principal amount and dated as of the date to which interest has been paid on the Debenture so lost, stolen, destroyed or mutilated.

4. Registered Holder.

The Company may deem and treat the person in whose name any Debenture is registered as the absolute owner and Holder of such Debenture for the purpose of receiving payment of the principal of and interest on such Debenture and for the purpose of any notices, waivers or consents thereunder, whether or not such Debenture shall be overdue, and the Company shall not be affected by notice to the contrary. Payments with respect to any Debenture shall be made only to the registered Holder thereof.

5. Surrender of the Debenture.

The Company may, as a condition of payment of all or any of the principal of, and interest on, the Debenture, or its conversion, require Holder to present the Debenture for notation of such payment and, if the Debenture be paid in full or converted at the election of Holder as herein provided, require the surrender hereof.

6. Subordination.

The Company, in its sole discretion, may subordinate the Debenture to any Senior Debt of the Company. For purposes of the Debenture, "Senior Debt" shall mean all indebtedness for all principal, fees, expenses, interest, penalties, post-bankruptcy petition interest, and all other amounts payable for money borrowed.

7. Conversion.

At any time prior to or at the Maturity Date, at the option of the Holder, all principal and accrued interest due on this Debenture (the "Convertible Amount") may be converted into the higher of (i) $0.10 per share; or (ii) that number of fully paid and nonassessable shares of Common Stock of the Company (the "Conversion Shares") in accordance with the following formula:

[(Convertible Principal Amount) / ((.75) x (average closing price of the Common Stock for the past ten (10) trading days)]

If, upon the expiration of the Maturity Date or the Listing, Holder elects NOT to convert this Debenture, all outstanding principal and accrued and unpaid interest shall become due and payable. Holder shall provide fifteen (15) days written notice to the Company of Holder's election to convert the Debenture.

8. Mechanics of Conversion.

Upon the Company's receipt of written notice of Holder's election to convert the Debenture, the principal amount of this Debenture plus any accrued interest shall be deemed converted into such number of shares of the Company's Common Stock as determined pursuant to Section 7, and no further payments shall thereafter accrue or be owing under the Debenture. The entire balance due and owing under the Debenture must be converted to Common Stock; no partial conversions will be allowed. Holder shall return this Debenture to the Company at the address set forth below, or such other place as the Company may require in writing. Within ten (10) days after receipt of this Debenture, the Company shall cause to be issued in the name of and delivered to Holder at the address set forth above, or to such other address as to which Holder shall have notified the Company in writing, a certificate evidencing the securities to which Holder is entitled. No fractional securities will be issued upon conversion of the Debenture. If on conversion of the Debenture a fraction of a security results, the Company shall round up the total number of securities to be issued to Holder to the nearest whole number.

9. Notice.

Any notice required or desired to be given under this Agreement shall be in writing and shall be deemed given when personally delivered, sent by an overnight courier service, or sent by certified or registered mail to the addresses set forth below, or such other address as to which one party may have notified the other in such manner.

10. Default.

The following event constitutes a "Default" under this Debenture: any interest, principal or other amount to be paid under this Debenture is not paid in full when due.

Upon Default, and at the option of Holder, or Holder's successors or assigns, with fifteen (15) days written notice to the Company, demand or presentment, Holder may (i) accelerate all amounts due and owing under this Debenture and demand payment immediately and/or (ii) declare the right to exercise any and all remedies available to Holder under applicable law.

11. Miscellaneous.

(a) Interest shall be computed on the basis of a 365-day year and actual days lapsed. Maker shall have the privilege of prepaying the principal under this Debenture in whole or in part, without penalty or premium at any time. All payments hereunder shall be applied first to interest, then to principal, then to late charges.

(b) The Company agrees that all Conversion Shares shall be fully paid and non-assessable. Maker shall pay upon demand any and all expenses, including reasonable attorney fees, incurred or paid by Holder of this Debenture without suit or action in attempting to collect funds due under this Debenture or in connection with the issuance of the Conversion Shares. In the event an action is instituted to enforce or interpret any of the terms of this Debenture including but not limited to any action or participation by Maker in, or in connection with, a case or proceeding under the Bankruptcy Code or any successor statute, the prevailing party shall be entitled to recover all expenses reasonably incurred at, before and after trial and on appeal or review, whether or not taxable as costs, including, without limitation, attorney fees, witness fees (expert and otherwise), deposition costs, copying charges and other expenses.

(c) All parties to this Debenture hereby waive presentment, dishonor, notice of dishonor and protest. All parties hereto consent to, and Holder is hereby expressly authorized to make, without notice, any and all renewals, extensions, modifications or waivers of the time for or the terms of payment of any sum or sums due hereunder, or under any documents or instruments relating to or securing this Debenture, or of the performance of any covenants, conditions or agreements hereof or thereof or the taking or release of collateral securing this Debenture. Any such action taken by Holder shall not discharge the liability of any party to this Debenture.

(d) This Debenture shall be governed by and construed in accordance with the laws of the state of Washington without regard to conflict of law principles.

(e) All payments due and owing under this Debenture shall be delivered to the following:

____

____

____

IN WITNESS WHEREOF, the parties hereto execute this Convertible Debenture as of this ____ day of February, 2006.

Maker: SKILLSTORM ONLINE LEARNING, INC.

____
By: Colin Innes
Its: Chief Executive Officer

Holder:______________________________
Holder's address: ______________________________
____
____

Maker's address: Skillstorm Online Learning, Inc.
210 - 259 Midpark Way SE
Calgary, Alberta Canada T2X 1M2

FORM OF WARRANT AGREEEMENT

WARRANT

THE SECURITIES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933 (THE "ACT") OR APPLICABLE STATE SECURITIES LAWS, AND THE TRANSFER THEREOF IS PROHIBITED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S UNDER THE ACT, PURSUANT TO REGISTRATION UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM SUCH REGISTRATION. HEDGING TRANSACTIONS INVOLVING THESE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE ACT

Warrant To Purchase 25,000 Shares of Common Stock

SKILLSTORM ONLINE LEARNING, INC.

Date of Issuance: February ___, 2006

No. _______

THIS CERTIFIES that, for value received, ________________________________, or its assigns (in either case, the "Holder") is entitled to purchase, subject to the provisions of this Warrant, from Skillstorm Online Learning, Inc., a Washington corporation (the "Company"), at the price per share set forth in Section 9 hereof, that number of shares of the Company's common stock (the "Common Stock") set forth in Section 8 hereof. This Warrant is referred to herein as the "Warrant" and the shares of Common Stock issuable pursuant to the terms hereof are sometimes referred to herein as "Warrant Shares."

1. Holder Exercise of Warrant. This Warrant shall only be exercisable in whole. To exercise this Warrant in whole, the Holder shall deliver to the Company at its principal office, (a) a written notice, in substantially the form of the exercise notice attached hereto as Exhibit A (the "Exercise Notice"), of the Holder's election to exercise this Warrant, which notice shall specify the number of shares of Common Stock to be purchased, (b) a check in the amount of the aggregate exercise price for the Warrant Shares being purchased, and (c) this Warrant. The Company shall as promptly as practicable, and in any event within twenty (20) days after delivery to the Company of (i) the Exercise Notice, (ii) the check mentioned above, and (iii) this Warrant, execute and deliver or cause to be executed and delivered, in accordance with such notice, a certificate or certificates representing the aggregate number of shares of Common Stock specified in such notice, provided this Warrant has vested on or prior to the date such notice is delivered. Each certificate representing Warrant Shares shall bear the legend or legends required by applicable securities laws as well as such other legend(s) the Company requires to be included on certificates for its Common Stock. The Company shall pay all expenses and other charges payable in connection with the preparation, issuance and delivery of such stock certificates except that, in case such stock certificates shall be registered in a name or names other than the name of the Holder, funds sufficient to pay all stock transfer taxes that are payable upon the issuance of such stock certificate or certificates shall be paid by the Holder at the time of delivering the Exercise Notice. All shares of Common Stock issued upon the exercise of this Warrant shall be validly issued, fully paid, and nonassessable.

The Warrant shall expire on February 15, 2008 (the "Expiration Date"). The Investor may exercise the warrant at any time prior to the Expiration Date. The Company has no restriction on the sale or transfer of the Warrant or Warrant Shares; however, the Investor is required to comply with all state and U. S. laws and regulations relating to security sales and transfers.

2. Reservation of Shares. The Company hereby covenants that at all times during the term of this Warrant there shall be reserved for issuance such number of shares of its Common Stock as shall be required to be issued upon exercise of this Warrant.

3. Fractional Shares. This Warrant may be exercised only for a whole number of shares of Common Stock, and no fractional shares or scrip representing fractional shares shall be issuable upon the exercise of this Warrant.

4. Transfer of Warrant and Warrant Shares. The Holder may sell, pledge, hypothecate, or otherwise transfer this Warrant, in whole, in accordance with and subject to the terms and conditions set forth in the Subscription Agreement and then only if such sale, pledge, hypothecation, or transfer is made in compliance with the Act or pursuant to an available exemption from registration under the Act relating to the disposition of securities.

5. Loss of Warrant. Upon receipt by the Company of evidence satisfactory to it of the loss, theft, or destruction of this Warrant, and of indemnification satisfactory to it, or upon surrender and cancellation of this Warrant, if mutilated, the Company will execute and deliver a new warrant of like tenor.

6. Rights of the Holder. No provision of this Warrant shall be construed as conferring upon the Holder the right to vote, consent, receive dividends or receive notice other than as expressly provided herein. Prior to exercise, no provision hereof, in the absence of affirmative action by the Holder to exercise this Warrant, and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the holder for the purchase price of any warrant shares or as a stockholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

7. Number of Warrant Shares. This Warrant shall be exercisable for 25,000 shares of the Company's Common Stock, as adjusted in accordance with this Agreement.

8. Exercise Price; Adjustment of Warrants.

a. Determination of Exercise Price. The per share purchase price (the "Exercise Price") for each of the Warrant Shares purchasable under this Warrant shall be equal to $0.001.

b. Adjustment for Mergers or Reorganization, etc. In case of any consolidation or merger of the Company with or into another corporation or the conveyance of all or substantially all of the assets of the Company to another corporation, this Warrant shall be exercisable into the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Company deliverable upon exercise of this Warrant would have been entitled upon such consolidation, merger or conveyance; and, in any such case, appropriate adjustment (as determined by the Board of Directors of the Company) shall be made in the application of the provisions herein set forth with respect to the rights and interest thereafter of the holder of this Warrant, to the end that the provisions set forth herein shall thereafter be applicable, as nearly as reasonable may be, in relation to any shares of stock or other property thereafter deliverable upon the exercise of this Warrant.

c. NO IMPAIRMENT. THE COMPANY WILL NOT, THROUGH ANY REORGANIZATION, TRANSFER OF ASSETS, CONSOLIDATION, MERGER, DISSOLUTION, ISSUE OR SALE OF SECURITIES OR ANY OTHER VOLUNTARY ACTION, AVOID OR SEEK TO AVOID THE OBSERVANCE OR PERFORMANCE OF ANY OF THE TERMS TO BE OBSERVED OR PERFORMED HEREUNDER BY THE COMPANY, BUT WILL AT ALL TIMES IN GOOD FAITH ASSIST IN THE CARRYING OUT OF ALL THE PROVISIONS OF THIS SECTION AND IN THE TAKING OF ALL SUCH ACTION AS MAY BE NECESSARY OR APPROPRIATE IN ORDER TO PROTECT THE EXERCISE RIGHTS OF THE HOLDER OF THIS WARRANT AGAINST IMPAIRMENT.

d. Issue Taxes. The Company shall pay issue taxes that may be payable in respect of any issue or delivery of shares of Common Stock on exercise of this Warrant, in whole; provided, however, that the Company shall not be obligated to pay any transfer taxes resulting from any transfer requested by any holder in connection with any such exercise.

e. Reservation of Stock Issuable Upon Conversion. The Company shall at all times reserve and keep available out of its authorized but unissued shares of common stock, solely for the purpose of effecting the exercise of this Warrant, such number of its shares of common stock as shall from time to time be sufficient to effect the exercise of this Warrant; and if at any time the number of authorized but unissued shares of common stock shall not be sufficient to effect the exercise of this Warrant, the Company will take all appropriate corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of common stock to such number of shares as shall be sufficient for such purpose.

9. Certain Distributions. In case the Company shall, at any time, prior to the Expiration Date, declare any distribution of its assets to holders of its common stock as a partial liquidation, distribution or by way of return of capital, other than as a dividend payable out of earnings or any surplus legally available for dividends, then the Holder shall be entitled, upon the proper exercise of this Warrant in whole prior to the effecting of such declaration, to receive, in addition to the shares of common stock issuable on such exercise, the amount of such assets (or at the option of the Company a sum equal to the value thereof at the time of such distribution to holders of common stock as such value is determined by the Board of Directors of the Company in good faith), which would have been payable to the Holder had it been a holder of record of such shares of common stock on the record date for the determination of those holders of Common Stock entitled to such distribution.

10. Dissolution or Liquidation. In case the Company shall, at any time prior to the Expiration Date, dissolve, liquidate or wind up its affairs, the Holder shall be entitled, upon the proper exercise of this Warrant in whole and prior to any distribution associated with such dissolution, liquidation, or winding up, to receive on such exercise, in lieu of the shares of Common Stock to which the Holder would have been entitled, the same kind and amount of assets as would have been distributed or paid to the Holder upon any such dissolution, liquidation or winding up, with respect to such shares of Common Stock had the Holder been a

holder of record of such share of Common Stock on the record date for the determination of those holders of Common Stock entitled to receive any such dissolution, liquidation, or winding up distribution.

11. Reclassification or Reorganization. In case of any reclassification, capital reorganization or other change of outstanding shares of common stock of the Company (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of an issuance of common stock by way of dividend or other distribution or of a subdivision or combination), the Company shall cause effective provision to be made so that the Holder shall have the right thereafter by exercising this Warrant, to purchase the kind and amount of shares of stock and other securities and PROPERTY RECEIVABLE UPON SUCH RECLASSIFICATION, CAPITAL REORGANIZATION OR OTHER CHANGE, BY A HOLDER OF THE NUMBER OF SHARES OF COMMON STOCK WHICH MIGHT HAVE BEEN PURCHASED UPON EXERCISE OF THIS WARRANT IMMEDIATELY PRIOR TO SUCH RECLASSIFICATION OR CHANGE. ANY SUCH PROVISION SHALL INCLUDE PROVISION FOR ADJUSTMENTS WHICH SHALL BE AS NEARLY EQUIVALENT AS MAY BE PRACTICABLE TO THE ADJUSTMENTS PROVIDED FOR IN THIS WARRANT. THE FOREGOING PROVISIONS OF THIS SECTION 12 SHALL SIMILARLY APPLY TO SUCCESSIVE RECLASSIFICATIONS, CAPITAL REORGANIZATIONS AND CHANGES OF SHARES OF COMMON STOCK. IN THE EVENT THAT IN ANY SUCH CAPITAL REORGANIZATION, RECLASSIFICATION, OR OTHER CHANGE, ADDITIONAL SHARES OF COMMON STOCK SHALL BE ISSUED IN EXCHANGE, CONVERSION, SUBSTITUTION OR PAYMENT, IN WHOLE, FOR OR OF A SECURITY OF THE COMPANY OTHER THAN COMMON STOCK, ANY AMOUNT OF THE CONSIDERATION RECEIVED UPON THE ISSUE THEREOF BEING DETERMINED BY THE BOARD OF DIRECTORS OF THE COMPANY SHALL BE FINAL AND BINDING ON THE HOLDER.

12. Miscellaneous.

a. Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of, and be binding upon, the respective successors and assigns of the parties, except to the extent otherwise provided herein. Nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parties hereto or their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

b. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Washington without regard to the principles of conflict of laws thereof.

c. Counterparts; Delivery by Facsimile. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of this Agreement may be effected by facsimile.

d. Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

e. Notices. Unless otherwise provided, any notice required or permitted hereunder shall be given by personal service upon the party to be notified by certified mail, return receipt requested and: (i) if to the Company, addressed to Skillstorm Online Learning, Inc., 210 - 259 Midpark Way SE Calgary, Alberta Canada T2X 1M2, or at such other address as the Company may designate by notice to each of the Investors in accordance with the provisions of this Section; and (ii) if to the Warrant holder, at the address indicated on the signature page hereof, or at such other addresses as such Holder may designate by notice to the Company in accordance with the provisions of this Section.

f. Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either prospectively or retroactively), only with the written consent of the Company and a majority in interest of the Holders.

g. Entire Agreement. This Agreement, the Memorandum (including the appendices and schedules thereto) by and between the Company and the Holder, constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties hereto.

IN WITNESS WHEREOF, the undersigned hereby sets is hand and seal this ___ day of February, 2006.

Skillstorm Online Learning, Inc.

By: ________________________________

Name: Colin Innes
Title: Chief Executive Officer

Investor Name: ________________________________

Investor Address: ________________________________

____

EXHIBIT A

NOTICE OF EXERCISE

(To be signed only upon exercise of the Warrant)

TO: Skillstorm Online Learning, Inc.

The undersigned, hereby irrevocably elects to exercise the purchase rights represented by the Warrant granted to the undersigned on ______________ and to purchase thereunder __________* shares of Common Stock of Skillstorm Online Learning, Inc. (the "Company") and herewith encloses either payment of $____________ or instructions regarding the manner of exercise permitted under Section 1 of the Warrant, in full payment of the purchase price of such shares being purchased.

Dated: ________________

____
(Signature must conform in all respects to name of holder as specified on the face of the Warrant)

____
(Please Print Name)

____
(Address)

* Insert here the number of shares being exercised, without making any adjustment for additional Common Stock of the Company, other securities or property which, pursuant to the adjustment provisions of the Warrant, may be deliverable upon exercise.

EXHIBIT G

THE OTTO LAW GROUP
A PROFESSIONAL LIMITED LIABILITY COMPANY

The Otto Law Group, PLLC
(206) 262-9545
tvansiclen@ottolaw.com

November 16, 2006

Colin Innes
Chief Executive Officer and President
3518 Fremont Ave. North, Suite 399
Seattle, Washington 98103

Re: Opinion re Legality of Common Stock of Skillstorm Online Learning, Inc., a Washington corporation (the "Company") to be Issued Pursuant to Registration on Form 1-A.

Dear Mr. Innes:

This is to advise you that as securities counsel we have reviewed the corporate disclosures and proceedings in connection with proposed offer and issuance of up to eighteen million (18,000,000) shares of common stock (the "Shares") of the Company to be registered on a Form 1-A, dated November 16, 2006 (the Registration Statement"), filed with the Securities and Exchange Commission (the "SEC"). We have examined copies of such corporate records of the Company, certificates of authorized officers of the Company, and other documents, and have considered such matters of law as we deemed necessary as a basis for the opinions hereinafter expressed.

As to the various questions of fact material to these opinions, we have, when relevant facts were not independently established, relied upon certifications of responsible officers of the Company. All of the sources that we rely upon are believed to be reliable. We have examined certain records and proceedings of the Company, including the originals, photocopies, certified copies or other evidences of proceedings taken in connection with the authorization and issuance of the Securities described above. In such examination we have assumed the all signatures are genuine and have assumed the authenticity of all documents submitted to us as certified copies or photocopies and the authenticity of the originals of such documents.

Based upon the foregoing, we are of the opinion that the proposed issuance of the Shares has been properly authorized and approved by the Board of Directors of the Company and that when the Shares are sold as contemplated by the Registration

Statement and the exhibits thereto, the Shares will be validly issued, fully paid and nonassessable obligations of the Company.

We hereby consent to being named in the Registration Statement and in the prospectus constituting a part thereof, as amended from time to time, as issuer's counsel and the attorneys who will pass upon legal matters in connection with the issuance or registration of the Shares, and to the filing of this opinion as an exhibit to the Registration Statement.

As counsel to the Company, we are authorized to practice law, collectively, in the States of Washington, California and New York and are permitted to practice before the Securities and Exchange Commission (the "SEC").

Respectfully submitted,

THE OTTO LAW GROUP, PLLC



Todd Van Siclen

Enclosure